Exhibit 99.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

BY AND AMONG

EACH OF THE MEMBERS OF FULTON STREET BREWERY, LLC,

AS SELLERS,

AND

ANHEUSER-BUSCH, INCORPORATED,

AS PURCHASER

DATED AS OF FEBRUARY 18, 2011

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7.9	Further Assurances	39

ARTICLE VIII Indemnification		39
8.1	General	39
8.2	Sellers’ Indemnification Obligations	39
8.3	Limitation on the Sellers’ Indemnification Obligations	39
8.4	Purchaser’s Indemnification Covenants	41
8.5	Cooperation	41
8.6	Third Party Claims	41
8.7	Environmental Indemnities	43
8.8	Use of Escrow Amount	44
8.9	Indemnification Exclusive Remedy	44

ARTICLE IX Termination		45
9.1	General	45
9.2	Right to Terminate	45
9.3	Certain Effects of Termination	45
9.4	Remedies	45
9.5	Right to Damages	46

ARTICLE X Sellers’ Committee		46
10.1	Appointment of Sellers’ Committee	46
10.2	Authority	46
10.3	Reliance	47
10.4	Actions by the Sellers	48
10.5	Indemnification of Purchaser and Its Affiliates	48
10.6	Indemnification of Sellers’ Committee	48

ARTICLE XI Miscellaneous		48
11.1	Broker’s Fees	48
11.2	Publicity	48
11.3	Notices	49
11.4	Expenses	50
11.5	Entire Agreement	50
11.6	Non-Waiver	50
11.7	Counterparts	50
11.8	Severability	50
11.9	Applicable Law	50
11.10	Binding Effect; Benefit	51
11.11	Assignability	51
11.12	Rule of Construction	51
11.13	Governmental Reporting	51
11.14	WAIVER OF TRIAL BY JURY	51
11.15	Consent to Jurisdiction; Agent for Service of Process	51
11.16	Dispute Resolution	52
11.17	Amendments	53
11.18	Headings	53

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TABLE OF EXHIBITS AND SCHEDULES

Exhibit A	Sellers’ Membership Interests and Ownership Percentages
Exhibit B	Employment Terms

Schedule 2.10	Tax Allocation
Schedule 4.2(c)	Material Consents
Schedule 10.1	Sellers’ Committee

Disclosure Schedule

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EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (“Agreement”) is made as of February 18, 2011, by and among Anheuser-Busch, Incorporated, a Missouri corporation (“Purchaser”), Goose Holdings, Inc., an Illinois corporation (“GHI”), and upon execution of a joinder hereto, Craft Brewers Alliance, Inc., a Washington corporation (“CBA”). Purchaser and GHI are each bound by this Agreement on the date hereof, and CBA shall be bound by this Agreement upon execution of a joinder hereto. GHI and CBA are each individually referred to herein as a “Seller” and collectively, as the “Sellers”.

RECITALS

A. Sellers own all of the Membership Interests (as herein defined) of Fulton Street Brewery, LLC, an Illinois limited liability company (the “Company”). The Company is engaged in the manufacture and sale of malt beverages to the wholesale market under the “Goose Island” brand, as well as the marketing, advertising and promotion of such malt beverages (the “Business”).

B. GHI owns 58% of the issued and outstanding Membership Interests of the Company.

C. GHI, in its capacity as a Member (as herein defined) of the Company holding Membership Interests representing 58% of the total Sharing Ratios (as herein defined), has approved, by written consent executed simultaneously with the execution of this Agreement, an Approved Sale (as herein defined) of all of the Membership Interests of the Company to Purchaser pursuant to Section 7.4 of the FSB Operating Agreement, on the terms and subject to the conditions herein contained.

D. Purchaser desires to purchase all of the Membership Interests of the Company from Sellers, on the terms and subject to the conditions herein contained.

AGREEMENTS

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Definitions

1.1 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below.

“Affiliate” with respect to any Person means any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with such Person including, in the case of any Person who is an individual, his or her spouse, any of his or her descendants (lineal or adopted) or ancestors, and any of their spouses.

“Agreement” has the meaning set forth in the Introductory Paragraph.

“Approved Sale” has the meaning set forth in the FSB Operating Agreement.

“Arbitrating Accountant” means the Chicago, Illinois office of a nationally recognized accounting firm (which accounting firm has not performed accounting, tax or auditing services for Purchaser, the Company or any Seller during the past three years) selected by Purchaser and the Sellers’ Committee. If the Purchaser and the Sellers’ Committee are unable to agree, then the Arbitrating Accountant shall be selected by lot conducted jointly by the Sellers’ and Purchaser’s respective accountants.

“Benefit Plan” means each Plan, Multiemployer Plan, Welfare Plan and Other Benefit Plan described in the Disclosure Schedule.

“Benefitted Party” has the meaning set forth in Section 7.7.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in Chicago, Illinois are permitted or required to be closed.

“Cash Equivalents” means all cash on hand in the Company’s bank, lock box or other accounts (including cash resulting from the clearance of checks received by the Company prior to the Closing Date, whether or not such clearance occurs before, on or after the Closing Date), and all marketable securities (if any) owned by the Company, in each case as of 11:59 pm (Chicago time) on the day immediately preceding the Closing Date.

“CBA” has the meaning set forth in the Introductory Paragraph.

“CERCLA” has the meaning set forth in Section 3.3(v).

“Closing” has the meaning set forth in Section 2.8.

“Closing Balance Sheet” means a balance sheet of the Company as of 11:59 p.m. (Chicago time) on the day immediately preceding the Closing Date.

“Closing Date” has the meaning set forth in Section 2.8.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Recitals.

“Company Intellectual Property” means all Intellectual Property owned by the Company.

“Confidentiality Agreement” means that certain confidentiality agreement dated as of November 30, 2010 among Goose Holdings, Inc., John Hall, Greg Hall and Anheuser-Busch Companies, Inc.

“Consulting Agreement” has the meaning set forth in Section 6.2(h).

“Contracts” has the meaning set forth in Section 3.3(o).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of securities, by contract or otherwise.

“Damages” means all assessments, levies, losses, fines, penalties, damages, costs and expenses, including, without limitation, reasonable attorneys’, accountants’, investigators’, and experts’ fees and expenses, sustained or incurred in connection with the defense or investigation of any claim, action, litigation, proceeding or demand. Damages shall not include internal management, administrative or overhead costs that an Indemnified Party incurs in connection with the administration, supervision or performance of actions in connection with, or related to, a matter for which indemnification is to be provided.

“Deductible” means Three Hundred Thousand Dollars ($300,000).

“Delivery Date” has the meaning set forth in Section 2.4.

“Disclosure Schedule” has the meaning set forth in Section 3.3.

“Dispute” means any dispute regarding the elements of or amounts reflected on the Closing Balance Sheet and affecting the calculation of the Purchase Price.

“Dispute Notice” means a written notice of a Dispute presented by the Sellers’ Committee within the Dispute Period.

“Dispute Period” means the period beginning on the Delivery Date and ending at 5:00 p.m., Chicago time, on the date thirty (30) days after the Delivery Date.

“Employment Agreement Amendment(s)” has the meaning set forth in Section 6.2.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, proceedings or notices of noncompliance or violation by any Person alleging potential liability of the Company or any Affiliate or former Affiliate of either arising out of or resulting from: (a) the presence or Release into the environment of any Hazardous Substance by the Company; or (b) any violation or alleged violation of any Environmental Law; or (c) any and all claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence at the Owned Real Estate, the Leased Real Estate or any property previously owned, leased, operated or used by the Company or an Affiliate or former Affiliate of either or Release by the Company or an Affiliate or former Affiliate of either of any Hazardous Substances.

“Environmental Indemnification Claim” means a claim for breach of any of the representations and warranties contained in Section 3.3(v).

“Environmental Laws” means all federal, state or local Laws, including common law, in effect on the Closing Date (but shall not include changes in any Laws after the Closing Date) and relating to protection of human health or the environment, including Laws and regulations relating to Releases or threatened Releases of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

“Environmental Permits” means all environmental, health and safety permits, licenses, registrations, and governmental approvals and authorizations.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any affiliate of the Company as determined under Code section 414(b), (c), (m) or (o).

“Escrow Account” has the meaning set forth in Section 2.6.

“Escrow Agent” means The PrivateBank and Trust Company.

“Escrow Agreement” has the meaning set forth in Section 2.6.

“Escrow Amount” means an amount equal to seven and one-half percent (7.5%) of the Estimated Closing Payment.

“Estimated Closing Payment” has the meaning set forth in Section 2.6(a).

“Facility” means any “facility” as defined in CERCLA.

“Financial Statements” means the balance sheet, statement of operations, members’ equity and cash flows and notes to financial statements (together with any supplementary information thereto) of the Company as of and for the years ended December 31, 2008 and December 31, 2009, as audited by Clifton Gunderson LLP.

“FSB Operating Agreement” means the Second Amended and Restated Operating Agreement for Fulton Street Brewery, LLC dated as of July 1, 2008, as amended, modified or supplemented.

“Fundamental Representations and Warranties” means the representations and warranties set forth in Sections 3.3(a) (Organization), 3.3(c) (Power and Authority), 3.3(i) (Capitalization), 3.3(m) (Taxes) and 3.3(z) (Brokers) and Section 3.4 (Individual Representations and Warranties) except for Section 3.4(h) (Solvency).

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof, applied on a basis consistent with the preparation of the Financial Statements.

“GHI” has the meaning set forth in the Introductory Paragraph.

“GHI Guaranty” means that certain guaranty by the Company guaranteeing the obligations of GHI under the Loan and Security Agreement dated as of August 10, 2004 (as amended, modified or supplemented) between GHI and MB Financial Bank, N.A.

“Hazardous Substances” means any chemicals, materials or substances which are currently defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances” or “toxic pollutants” under any Environmental Law.

“Income Taxes” means (a) any Tax based upon, measured by, or calculated with respect to net income or profits (including, but not limited to, any capital gains, minimum Tax and any Tax on items of Tax preference, but not including sales, use, real or personal property, gross or net receipts, transfer or similar Taxes) or (b) any reformed Texas Franchise Tax, any Ohio Commercial Activity Tax, any Michigan Business Tax, and any similar U.S. state or local franchise Tax.

“Indebtedness” means, without duplication, to the extent not included in Working Capital, the sum of the following items of the Company as of the Closing: (a) all indebtedness for borrowed money (including the principal amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities, for the repayment of money borrowed, whether owing to banks, financial institutions or otherwise, (b) all obligations of the Company to pay amounts under capitalized leases, (c) all guaranties of the Company in respect of indebtedness for borrowed money of Persons (other than the GHI Guaranty), (d) indebtedness representing the deferred and unpaid balance of the purchase price of any property, including any earnouts payable (but excluding trade accounts payable incurred in the ordinary course of business, compensation for employment and similar obligations), and (e) all premiums, fees, penalties, change of control payments or other consideration in respect of any of the foregoing as a result of the consummation of the transactions contemplated by this Agreement.

“Indemnifiable Claim” means any Damages arising out of or pertaining to any action or omission by the Indemnified Employees occurring prior to the Closing Date (including any which arise out of or relate to the transactions contemplated by this Agreement).

“Indemnification Cap” means fifteen percent (15%) of the Purchase Price.

“Indemnified Employees” means all present and former directors, managers, officers, employees and agents of the Company and all present or former directors, managers, officers, employees, agents or trustees of any Benefit Plan, and the term “Indemnified Employee” means any one of the foregoing Indemnified Employees.

“Indemnified Party” means, with respect to a particular matter, a Person who is entitled to indemnification from another party hereto pursuant to ARTICLE VIII.

“Indemnifying Party” means, with respect to a particular matter, a party hereto who is required to provide indemnification under ARTICLE VIII to another Person.

“Individual Portion” means, with respect to either Seller, an amount equal to the product of such Seller’s Ownership Percentage multiplied by the actual Damages awarded or otherwise agreed by the Sellers’ Committee to be paid by Sellers.

“Individual Cap” means, with respect to any Seller, an amount equal to the product of such Seller’s Ownership Percentage multiplied by the Indemnification Cap.

“Intellectual Property” means (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) mask works and all applications, registrations, and renewals in connection therewith, (e) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) Software (including data and related documentation), (g) other proprietary rights, and (h) copies and tangible embodiments thereof (in whatever form or medium).

“Intellectual Property Licenses” means all licenses, sub-licenses, or agreements (other than agreements with respect to Software that can be purchased “off the shelf”) between the Company, on the one hand, and any Person, on the other hand, granting any right to use or practice any rights under any Intellectual Property owned by the Company or owned by any other Person.

“Interim Financial Statements” means the unaudited balance sheet and statement of income of the Company as of and for the twelve (12) month period ended December 31, 2010.

“IRS” means the Internal Revenue Service.

“Leased Real Estate” means all real property leased or subleased by the Company.

“License Agreement” has the meaning set forth in Section 6.2.

“Law” means any statute, law, treaty, ordinance, order of general applicability, rule or regulation of any governmental authority.

“Liens” means all options, proxies, voting trusts, voting agreements, judgments, pledges, charges, escrows, rights of first refusal or first offer, mortgages, indentures, claims, transfer restrictions, liens, equities, security interests and other encumbrances of every kind and nature whatsoever, whether arising by agreement, operation of law or otherwise.

“Material Adverse Effect” means a material adverse effect on the business or financial condition of the Business, taken as a whole, provided that the foregoing shall not include any event, circumstance, change, occurrence, fact or effect resulting from or relating to (A) changes in United States economic conditions generally, (B) changes in United States or global financial markets in general, (C) changes, occurrences or developments in or related to the business of brewing alcoholic malt beverages, (D) changes in Law, GAAP or any authoritative interpretations thereof, (E) any action taken or failed to be taken by the Company or Sellers or any of their Affiliates or representatives at the request of Purchaser or that is required or contemplated by this Agreement, (F) a failure to meet the projections of the Business, or any changes in the prices or availability of raw materials used in the Business, (G) the identity of, or any action taken by, Purchaser or any of its Affiliates or representatives, (H) the announcement and performance of this Agreement and the other transactions contemplated by this Agreement, including termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, officers, employees or Affiliates of the Business resulting from such announcement or performance, (I) any actions required under this Agreement to obtain any approval or authorization required under applicable Laws for the consummation of the transactions contemplated by this Agreement, (J) acts of war (whether or not declared), armed hostilities, sabotage or terrorism occurring after the date of this Agreement or the continuation, escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, or (K) earthquakes, hurricanes, floods, or other natural disasters.

“Material Consents” has the meaning set forth in Section 4.2(c).

“Member” means a Member of the Company, as such term is defined in the FSB Operating Agreement.

“Membership Interests” means the issued and outstanding membership interests of the Company, which (a) represent 100% of the total Sharing Ratios of all Members and (b) are represented by a total of 1,000 Units (as defined in the FSB Operating Agreement).

“Mergerco” has the meaning set forth in Section 2.9.

“Multiemployer Plan” means any multiemployer plan as defined in Section 3(37) of ERISA.

“Offsite Facility” shall mean any Facility which is not now, and never has been, owned, leased or occupied by the Company.

“Other Benefit Plan” means any bonus, deferred compensation, stock purchase, stock option, stock appreciation rights, phantom stock rights, severance, salary continuation, vacation, sick leave, fringe benefit, incentive, insurance, welfare or similar plan or arrangement other than a Plan, Multiemployer Plan and Welfare Plan.

“Owned Real Estate” means all real estate owned by the Company.

“Ownership Percentage” means, with respect to each Seller, such Seller’s fully diluted ownership of the Company as set forth on Exhibit A attached hereto.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” means all licenses, permits, registrations and government approvals other than the Environmental Permits.

“Permitted Liens” means: (a) statutory Liens for current Taxes, assessments and other charges by governmental authorities that are not yet due and payable or that, although due and payable, are being contested in good faith by proper proceedings, but only to the extent appropriate reserves have been accrued as a current liability on the Closing Balance Sheet; (b) statutory liens of landlords, carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due; (c) liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations; (d) minor irregularities of title which do not in the aggregate materially detract from the value or use of the assets of the Business; (e) such covenants, conditions, restrictions, easements, encroachments or encumbrances of record and any other conditions, restrictions, easements, encroachments and other encumbrances that would be shown by a current, accurate survey or physical inspection of the Owned Real Estate; (f) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over real property; (g) a lessor’s interest in, and any mortgage, pledge, security interest, encumbrance, lien (statutory or other) or conditional sale agreement on or affecting a lessor’s interest in, any of the Leased Real Estate; or (h) Liens or encumbrances or matters caused by, or resulting from, the actions of Purchaser or any of its agents, employees or Affiliates.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, bank, trust company, trust or other entity, whether or not legal entities, or any governmental entity, agency or political subdivision.

“Plan” means any employee pension benefit plan as defined in Section 3(2) of ERISA.

“Pre-Closing Period” has the meaning set forth in Section 7.7.

“Pre-Closing Straddle Period” has the meaning set forth in Section 7.7.

“Proprietary Software” means Software which is owned by the Company.

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchaser” has the meaning set forth in the Introductory Paragraph.

“Purchaser Indemnitees” means Purchaser and its directors, managers, officers, members, shareholders, partners, successors and assigns, and the term “Purchaser Indemnitee” means any one of the foregoing Purchaser Indemnitees.

“Purchaser Tax Act” means (a) any (1) Tax election, (2) change in Tax accounting method, or (3) change in the Tax reporting treatment of any item, in each case that (A) is made by Purchaser or the Company (or either of their affiliates, successors or assigns) after the Closing, (B) is not required by Law or any Taxing authority, and (C) is the cause of any increase in income or a decrease in deductions or other allowances or credits for any taxable period ending on or before the Closing Date or for a Pre-Closing Straddle Period that results in an increase in Taxes for any such period; and (b) any action outside the ordinary course of business taken by or on behalf of the Company on the Closing Date after the Closing.

“Real Estate” means, collectively, the Owned Real Estate and the Leased Real Estate.

“Release” means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into the atmosphere, soil, surface water, groundwater or property.

“Returns” means all returns (including any information return), declarations, reports, claims for refunds, statements and other documents required to be filed in respect of Taxes, including any schedule or attachment thereto, and any amendment thereof, and the term “Return” means any one of the foregoing Returns.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller(s)” has the meaning set forth in the Introductory Paragraph.

“Seller Indemnitees” means the Sellers and their respective directors, managers, officers, members, shareholders, partners, successors and assigns, and the term “Seller Indemnitee” means any one of the foregoing Seller Indemnitees.

“Sellers’ Committee” means the Sellers’ attorneys-in-fact and agents in connection with the execution and performance of this Agreement.

“Sharing Ratio” has the meaning set forth in the FSB Operating Agreement.

“Software” means any and all: (a) computer programs, including any and all software implementation of algorithms, models and methodologies whether in source code or object code; (b) databases and computations, including any and all data and collections of data; (c) all documentation, including user manuals and training materials, relating to any of the foregoing; and (d) the content and information contained in any web site.

“Straddle Period” has the meaning set forth in Section 7.7.

“Survival Date” means the following: (a) for claims made based on an alleged breach of one or more of the Fundamental Representations and Warranties and claims for indemnification pursuant to Section 7.7(h), the date on which the applicable statute of limitations would bar such claim; (b) for claims based on an alleged breach of the representations and warranties set forth in Section 3.3(v) (Environmental), the date that is three (3) years after the Closing Date; and (c) for all other claims, the date that is eighteen (18) months after the Closing Date.

“Tax Claim” means a claim by any taxing authority, whether pursuant to an examination, audit, investigation, assessment, notice of deficiency or other notice or proceeding against any Indemnified Party or to which any Indemnified Party is subject.

“Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, state, city, county and non-U.S. (or governmental unit, agency, or political subdivision of any of the foregoing) income, profits, employment (including Social Security, unemployment insurance and employee income tax withholding), franchise, gross receipts, sales, use, transfer, stamp, occupation, property, any governmental rights to unclaimed property, capital, severance, premium, windfall profits, customs, duties, ad valorem, value added and excise taxes; PBGC premiums and any other governmental charges of the same or similar nature; including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person, including, but not limited to, by reason of transferee liability or application of Treasury Regulation 1.1502-6, and the term “Tax” means any one of the foregoing Taxes.

“Termination Date” has the meaning set forth in Section 9.2.

“Third Party Claim” means any action, lawsuit, proceeding, investigation, hearing, or like matter which is asserted or overtly threatened by a Person other than the parties hereto, their successors and permitted assigns, against any Indemnified Party or to which any Indemnified Party is subject. For the avoidance of doubt, a Tax Claim constitutes a Third Party Claim.

“Welfare Plan” means any employee welfare benefit plan as defined in Section 3(1) of ERISA.

“Working Capital” means the excess of the assets of the Company which are treated under GAAP as current assets (including Cash Equivalents), minus the liabilities of the Company which are treated under GAAP as current liabilities (exclusive of Indebtedness), determined in accordance with GAAP and otherwise in the manner set forth in Section 2.4 (it being understood that current assets shall take into account reserves determined in the manner set forth in Section 2.4).

“Working Capital Adjustment” has the meaning set forth in Section 2.3.

ARTICLE II

Purchase and Sale of Membership Interests; Closing and Manner of Payment

2.1 Agreement to Purchase and Sell Membership Interests. On the terms and subject to the conditions contained in this Agreement, at the Closing, Purchaser shall purchase from each Seller, and each Seller shall sell and transfer to Purchaser, all of the issued and outstanding Membership Interests of the Company owned by such Seller; provided, however, that Purchaser shall not be obligated to purchase less than 100% of the issued and outstanding Membership Interests of the Company.

2.2 Purchase Price; Allocation. The aggregate purchase price for all of the issued and outstanding Membership Interests of the Company (the “Purchase Price”) shall be equal to (1) U.S. Thirty-Eight Million Eight Hundred Thousand Dollars (US $38,800,000), minus (2) the Indebtedness, plus or minus (3) the amount of the Working Capital Adjustment. The Purchase Price shall be allocated among Sellers in accordance with their respective Ownership Percentages.

2.3 Working Capital Adjustment. The Purchase Price will be increased or decreased, as the case may be, as follows (the “Working Capital Adjustment”): (a) the Purchase Price will be increased by the amount by which the Working Capital of the Company set forth in the Closing Balance Sheet is greater than One Million Five Hundred Thousand Dollars ($1,500,000); or (b) the Purchase Price will be decreased by the amount by which the Working Capital of the Company set forth in the Closing Balance Sheet is less than One Million Five Hundred Thousand Dollars ($1,500,000).

2.4 Determination of Indebtedness and Working Capital. The amounts of Indebtedness and Working Capital shall each be determined from the Closing Balance Sheet. The Closing Balance Sheet shall be prepared by or at the direction of Purchaser. The Closing Balance Sheet shall be prepared in accordance with GAAP. Purchaser shall use commercially reasonable efforts to cause the Closing Balance Sheet to be delivered to the Sellers’ Committee not more than ninety (90) days following the Closing Date (the date on which the Closing Balance Sheet is delivered, the “Delivery Date”). From the date of this Agreement until the Closing Balance Sheet is finalized, Purchaser shall make available and without cost to the Sellers’ Committee, the books, records and personnel of the Company which the Sellers’ Committee reasonably requires in order to review, discuss and understand the matters to be set forth on, and the preparation of, the Closing Balance Sheet and the processes employed by Purchaser in connection therewith. Purchaser and the Sellers’ Committee shall, throughout the entire period from the date of this Agreement to the Delivery Date, meet and discuss any and all financial and business matters relating to such process and the preparation of the Closing Balance Sheet.

2.5 Disputes Regarding Closing Balance Sheet. Disputes with respect to the Closing Balance Sheet shall be resolved as follows:

(a) During the Dispute Period, the Sellers’ Committee may bring a Dispute, but only on the basis that the amounts reflected on the Closing Balance Sheet were not presented in accordance with Section 2.4 or were inaccurate or incomplete. If the Sellers’ Committee does not deliver a Dispute Notice within the Dispute Period, the Closing Balance Sheet shall be deemed to have been accepted and agreed to by the Sellers’ Committee in the form in which it was delivered to the Sellers’ Committee, and shall be final and binding upon the parties hereto. If the Sellers’ Committee has a Dispute, the Sellers’ Committee shall give Purchaser a Dispute Notice within the Dispute Period, setting forth in reasonable detail the elements and amounts with which it disagrees. Within thirty (30) days after delivery of such Dispute Notice, the parties hereto shall attempt to resolve such Dispute and agree in writing upon the final content of the disputed Closing Balance Sheet.

(b) If Purchaser and the Sellers’ Committee are unable to resolve any Dispute within the thirty (30) day period after Purchaser’s receipt of a Dispute Notice, the Sellers’ Committee and Purchaser shall jointly engage the Arbitrating Accountant as arbitrator. In connection with the resolution of any Dispute, the Arbitrating Accountant shall have access to all documents, records, work papers, facilities and personnel necessary to perform its function as arbitrator. The Arbitrating Accountant’s function shall be to conform the Closing Balance Sheet to the requirements of Section 2.4 and in accordance with GAAP. The Arbitrating Accountant shall allow Purchaser and the Sellers’ Committee to present their respective positions regarding the Dispute. The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Dispute, at which conference each party shall have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants. In connection with such process, there shall be no other hearings or any oral examinations, testimony, depositions, discovery or other similar proceedings. The Arbitrating Accountant shall promptly, and in any event within sixty (60) days after the date of its appointment, render its decision on the Dispute in writing and finalize the Closing Balance Sheet. Such written determination shall be final and binding upon the parties hereto, and judgment may be entered on the award. Upon the resolution of all Disputes, the Closing Balance Sheet shall be revised to reflect such resolution. The Arbitrating Accountant shall determine the proportion of its fees and expenses to be paid by each of the Sellers’ Committee and Purchaser, based primarily on the degree to which the Arbitrating Accountant has accepted the positions of the respective parties.

2.6 Payment of Purchase Price; Delivery of Membership Interests.

(a) For purposes of, and not later than two Business Days prior to the Closing, Purchaser and the Sellers’ Committee shall make a good faith estimate of the Purchase Price (the “Estimated Closing Payment”) based upon the most recent ascertainable financial information of the Company. At the Closing, Purchaser shall pay, by wire transfer of immediately available funds, the following:

(1) to such accounts as each Seller shall designate by written notice delivered to Purchaser at least two Business Days prior to the Closing Date, an aggregate amount equal to the Estimated Closing Payment, less the Escrow Amount (allocated among the Sellers pro rata based on their respective Ownership Percentages); and

(2) to the Escrow Agent, the Escrow Amount, to be held in escrow (the “Escrow Account”) pursuant to the terms of an escrow agreement (the “Escrow Agreement”), in form and substance satisfactory to the parties.

(b) At the Closing, each Seller shall deliver to Purchaser, the certificate or certificates evidencing the Membership Interests owned by such Seller, duly endorsed in blank or accompanied by valid stock powers duly executed in blank, in proper form for transfer. If any such certificates are not available, such Seller shall deliver to Purchaser lost certificate affidavits for such Membership Interests, satisfactory in form and substance to the Purchaser and its counsel.

2.7 Time and Manner of Payment of Working Capital Adjustment. Following the Closing, Purchaser and the Sellers’ Committee shall determine the actual Purchase Price, pursuant to Sections 2.4 and 2.5 hereof and taking into account the adjustments required pursuant to Section 2.3. If, based on the Purchase Price as finally determined:

(a) the Purchase Price exceeds the Estimated Closing Payment, Purchaser shall forthwith (but in any event within five (5) Business Days of the final determination of the Purchase Price) pay the excess to Sellers (allocated among the Sellers pro rata based on their respective Ownership Percentages) by wire transfer of immediately available funds (as directed by each Seller); or

(b) the Estimated Closing Payment exceeds the Purchase Price, Sellers (pro rata based on their respective Ownership Percentages) shall promptly (but in any event within five (5) Business Days of the final determination of the Purchase Price) pay the excess to Purchaser by wire transfer of immediately available funds (as directed by Purchaser).

2.8 Time and Place of Closing. The transaction contemplated by this Agreement shall be consummated (the “Closing”) at 10:00 a.m., at the offices of Greenberg Traurig, LLP, 77 W. Wacker Drive, Suite 3100, Chicago, Illinois 60601 on (a) the first to occur, following satisfaction or waiver of all of the conditions set forth in Sections 5.1 and 5.2 hereof, of (1) April 1, 2011 or (2) the first day of the first calendar month that is at least three (3) Business Days after the date on which all such conditions shall have been satisfied or (to the extent permissible) waived (other than those conditions which, by their nature, are to be satisfied or waived at Closing but subject to their satisfaction or waiver at Closing), or (b) on such other date, or at such other time or place, as shall be mutually agreed upon by the Sellers’ Committee and Purchaser; subject in both cases to the provisions of Section 9.2. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date”.

2.9 Merger. At GHI’s election, exercisable by written notice to Purchaser and CBA not later than three (3) Business Days prior to the Closing Date, and upon written consent of Purchaser, this Agreement shall be converted, with only such modifications as are necessary to give effect to the change in form of the transaction, into an agreement for the acquisition of the Membership Interests of the Company by means of a reverse merger whereby Purchaser or a direct or indirect wholly owned subsidiary or other affiliate of Purchaser, as Purchaser shall choose (“Mergerco”), shall be merged into the Company with the Company as the surviving entity. Upon such election: (a) all rights and obligations of Purchaser hereunder shall instead be rights and obligations of Mergerco (and not Purchaser, unless Purchaser is Mergerco) and shall upon the merger become rights and obligations of the Company; (b) all references herein to the purchase of Membership Interests, the Purchase Price, and other matters pertaining to the equity purchase shall instead be references to, respectively, the merger, the merger price, and corresponding other matters pertaining to the merger; and (c) the parties shall each take all steps and do all acts and things, including the execution and delivery of documents, as are or may be necessary or appropriate to implement the conversion of this Agreement, as provided in this Section 2.9; provided that Purchaser shall not be obligated to agree to the conversion of the transaction to a merger transaction unless Purchaser has determined that the transaction documents with respect thereto will not adversely affect Purchaser’s interests.

2.10 Allocation of Purchase Price. On or before the Closing Date (or, if all parties agree, as soon thereafter as shall be practicable), Purchaser and Sellers’ Committee will prepare an allocation of the Purchase Price in a manner consistent with Section 1060 of the Code and the treasury regulations promulgated thereunder. The Company, the Sellers and Purchaser each covenant and agree to provide the other promptly with any information required to complete and update the allocation, which shall constitute Schedule 2.10. Such allocation shall be binding on the Company, the Sellers and Purchaser for all Tax purposes. To the extent required, each of the parties hereto shall report and file Returns, including, but not limited to Internal Revenue Service Form 8594, for all Tax purposes in a manner consistent with such allocation and shall take no position inconsistent therewith or contrary thereto as it relates to the Company or its assets at Closing. To the extent that Purchaser or the Sellers report positions on their respective Returns consistent with the allocations as set forth on Schedule 2.10, such party shall not be liable to the other party for any indemnification obligation in respect of such reporting and filing, even if, despite reporting positions consistent with such allocations, adjustments are made thereto by any taxing authority.

ARTICLE III

Representations and Warranties

3.1 General Statement. The parties make the representations and warranties to each other which are set forth in this ARTICLE III. All such representations and warranties shall survive the Closing, subject to the limitations set forth herein, and none shall merge into any instrument of conveyance.

3.2 Representations and Warranties of Purchaser. Purchaser represents and warrants to Sellers as follows:

(a) Organization, Existence and Good Standing. Purchaser is a corporation duly organized, existing and in good standing, under the Laws of its state of incorporation.

(b) Power and Authority. Purchaser has full corporate power and authority to enter into and perform this Agreement. The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly approved by the board of directors of Purchaser. No other corporate proceedings are necessary on the part of Purchaser to authorize the execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby.

(c) Enforceability. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that enforcement may be affected by Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies.

(d) Consents. No consent, authorization, order or approval of, or filing or registration with, any governmental authority is required for or in connection with the consummation by Purchaser of the transactions contemplated hereby, except for any which have been obtained or will be obtained prior to the Closing.

(e) Conflicts Under Constituent Documents or Laws. Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of its Certificate of Incorporation or by-laws, or of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or governmental authority or of any arbitration award applicable to Purchaser.

(f) Conflicts Under Contracts. Purchaser is not a party to any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instrument under the terms of which performance by Purchaser according to the terms of this Agreement will be a default or an event of acceleration, or grounds for termination, modification or cancellation, or whereby timely performance by Purchaser according to the terms of this Agreement may be prohibited, prevented or delayed.

(g) Brokers. Neither Purchaser nor any of its Affiliates has dealt with any Person who is entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from the Sellers, the Company or Purchaser for arranging the transactions contemplated hereby or introducing the parties to each other.

(h) Solvency. Immediately after giving effect to the transactions contemplated hereby and the incurrence of any indebtedness therewith, the assets of Purchaser and the Company will exceed their respective liabilities. In connection with the consummation of the transactions contemplated hereby and the incurrence of any indebtedness in connection therewith, Purchaser does not intend to incur or cause the Company to incur, and does not believe that Purchaser or the Company will incur, debts that would be beyond the Company’s ability to pay as such debts mature.

(i) Independent Investigation. Purchaser has conducted an independent investigation of the Business, the Company and its business operations, assets, liabilities, results of operations, condition (including, operating, environmental and financial condition) and prospects in making its determination as to the propriety of the transactions contemplated by this Agreement and is satisfied with the results thereof. In entering into this Agreement, Purchaser has relied solely on the results of its investigation and on the representations and warranties of the Sellers expressly contained in Sections 3.3 and 3.4 of this Agreement.

(j) Investment. Purchaser is acquiring the Membership Interests of the Company for its own account for investment and with no present intention of distributing or reselling such Membership Interests or any part thereof in any transaction which would constitute a “distribution” within the meaning of the Securities Act. Purchaser understands that the Membership Interests of the Company have not been registered under the Securities Act or any state securities Laws and are being transferred to Purchaser, in part, in reliance on the foregoing representation.

3.3 Representations and Warranties of the Sellers. The Sellers make the following representations and warranties set forth in Sections 3.3 and 3.4 below. All representations and warranties of the Sellers are made subject to the exceptions noted in the schedule delivered by Sellers to Purchaser concurrently herewith and identified by the parties as the “Disclosure Schedule” (whether or not a particular representation or warranty is specifically modified by the phrase “except as set forth in the Disclosure Schedule” or words of similar import). Any disclosure set forth on any particular section of the Disclosure Schedule shall be treated as disclosed with respect to all other sections of the Disclosure Schedule and all other sections of this Agreement to the extent that the applicability of such item to such other schedules and such other sections of this Agreement is reasonably apparent. The inclusion of any item or fact in the Disclosure Schedule shall not be deemed an admission that such item or fact is material for the purposes of this Agreement.

(a) Organization, Existence and Good Standing. The Company is a limited liability company duly organized, existing and in good standing under the Laws of the State of Illinois.

(b) Foreign Good Standing. The Company has qualified as a foreign entity, and is in good standing, under the Laws of all jurisdictions where the nature of its business or the nature or location of its assets requires such qualification and where the failure to so qualify would have a Material Adverse Effect. Section 3.3(b) of the Disclosure Schedule sets forth a list of all jurisdictions in which the Company is qualified to conduct business as a foreign entity.

(c) Power and Authority. The Company has all necessary limited liability company power and authority to carry on its business as such business is now being conducted, including the power and authority to carry on the Business.

(d) Consents. No consent, authorization, order or approval of, or filing or registration with, any governmental authority is required for or in connection with the consummation by the Sellers of the transactions contemplated hereby.

(e) Conflicts Under Constituent Documents or Laws. Neither the execution and delivery of this Agreement by Sellers, nor the consummation by Sellers of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of the Company’s organizational documents (subject to the rights and obligations of Sellers under the FSB Operating Agreement), or of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or governmental authority or of any arbitration award to which the Company is a party or by which the Company is bound.

(f) Conflicts Under Contracts. The Company is not a party to, or bound by, any unexpired, undischarged or unsatisfied material Contract under the terms of which performance by Sellers of the transactions contemplated by this Agreement will be a default or an event of acceleration, or grounds for termination, modification or cancellation, or would prohibit, prevent or delay timely performance by Sellers of the transactions contemplated by this Agreement, except for the rights and obligations of Sellers under the FSB Operating Agreement.

(g) Subsidiaries. The Company does not hold or beneficially own any direct or indirect interest (whether it be common or preferred stock or any comparable ownership interest in any

Person that is not a corporation), or any subscriptions, options, warrants, rights, calls, convertible securities or other agreements or commitments for any interest in any Person.

(h) Constituent Documents. True and complete copies of all organizational documents of the Company and all amendments thereto and currently in force, all equity issuance and transfer records and minute books and records of the Company have been made available for inspection by Purchaser. Such equity records accurately reflect all equity issuance and transfer transactions and the current equity ownership of the Company. The minute books and records of the Company contain true and complete copies of all resolutions adopted by the equity holders or board of managers of the Company.

(i) Capitalization. Section 3.3(i) of the Disclosure Schedule sets forth the total number of issued and outstanding Membership Interests of the Company. All of the issued and outstanding Membership Interests of the Company have been validly issued, are fully paid and nonassessable, and are owned of record as set forth in Section 3.3(i) of the Disclosure Schedule. There are no outstanding subscriptions, options, warrants, rights (including preemptive rights), calls, convertible securities or other agreements or commitments of any character relating to the issued or unissued membership interests or other securities of the Company obligating the Company to issue securities of any kind.

(j) Financial Statements. Copies of the Financial Statements are contained in the Disclosure Schedule. Copies of the Interim Financial Statements are also contained in the Disclosure Schedule. The Financial Statements and the Interim Financial Statements present fairly, in all material respects, the financial position of the Company as of the dates thereof and the results of operations and cash flows of the Company for the periods covered by such statements, in accordance with GAAP consistently applied through the periods covered thereby, except as disclosed therein, and, in the case of the Interim Financial Statements, except for (1) normal immaterial year-end adjustments and (2) the omission of footnote disclosures required by GAAP.

(k) Assets. The Company has good title to its assets, free and clear of any Liens, except for Permitted Liens. The Company’s assets constitute all of the assets used or held for use in the conduct of the Business as it is presently being conducted, and such assets are, in all material respects, adequate to conduct the Business as it is presently being conducted. The foregoing representations and warranties set forth in this Section 3.3(k) shall not apply to the Owned Real Estate or the Leased Real Estate, which is dealt with exclusively in Section 3.3(w), or the Intellectual Property, which is dealt with exclusively in Section 3.3(x).

(l) Insurance. Section 3.3(l) of the Disclosure Schedule contains a true and correct list of all insurance policies which are owned by the Company or which name the Company as an insured (or loss payee), including without limitation those which pertain to the Company’s assets, employees, operations or Business. All such insurance policies are in full force and effect. In the three (3) year period ending on the date hereof, the Company has not received any written notice from any insurance carrier issuing such insurance policies to the effect that insurance rates will thereafter be substantially increased, that there will thereafter be no renewal of an existing policy, or that material alteration of any owned or leased personal or real property, purchase of additional equipment, or material modification of the Company’s methods of doing business, will be required or is suggested. To Sellers’ knowledge, in the three (3) year period ending on the date hereof, there has been no denial or reservation of rights by an insurance carrier in respect of any claim made by the Company under and such insurance policy.

(m) Taxes.

(1) All Returns required to be filed by or on behalf of the Company, or any combined, affiliated or unitary group of which the Company is or has ever been a member, have been timely filed with the appropriate tax authorities, and each such Return was true, complete, and correct in all material respects. Without limiting the foregoing, none of the Returns contains any position that is, or would be, subject to penalties under Code Section 6662 (or any corresponding provisions of state, local or non-U.S. Tax Law). The Company has not entered into any “listed transactions” as defined in Treasury regulation 1.6011-4(b)(2), and the Company has properly disclosed all reportable transactions, if any, as required by Treasury regulation 1.6011-4.

(2) The Company is not currently a beneficiary of any extension of time within which to file any Return.

(3) All Taxes due and owing by the Company (whether or not reflected on any Tax Return) have been timely and fully paid.

(4) The Company has timely withheld proper and accurate amounts from any employee, customer, shareholder, member, partner or other third party from whom it is or was required to withhold Taxes in compliance with all applicable Laws and has timely paid such withheld amounts to the appropriate taxing authorities.

(5) All Taxes due with respect to any completed and settled audit, examination or deficiency with any taxing authority for which the Company is or might otherwise be liable have been paid in full.

(6) There is no audit, examination, deficiency or refund claim pending with respect to any Taxes for which the Company is or might otherwise be liable and no taxing authority has given written notice of the commencement of any audit, examination or deficiency with respect to any such Taxes. No issue has arisen in any examination of the Company by any taxing authority that, if raised with respect to the same or substantially similar facts arising in any other Tax period not so examined, would result in a deficiency for such other period, if upheld.

(7) There are no outstanding waivers extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes of the Company due for any taxable period.

(8) No Liens for Taxes exist with respect to any of the assets or properties of the Company, except for Permitted Liens, and no such Liens are anticipated.

(9) The Company is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement.

(10) The Company does not have any liability for the Taxes of any Person other than the Company under Treasury regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise.

(11) No claim has ever been made by a taxing authority in a jurisdiction where the Company does not file Returns that it is or may be subject to taxation by that jurisdiction.

(12) None of the assets of the Company (A) is tax-exempt use property within the meaning of Code Section 168(h), (B) directly or indirectly secures any debt the interest on which is exempt under Code Section 103(a) or (C) is property that is required to be treated as being a “safe harbor lease” pursuant to the provisions of Code Section 168(f)(8), as in effect prior to the amendment by the Tax Equity and Fiscal Responsibility Act of 1982. The Company is not a borrower or guarantor of any outstanding industrial revenue bonds.

(13) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code executed on or prior to the Closing Date; (C) open transaction disposition made on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date.

(14) The Company is not a partner or a member of any partnership or joint venture, or any other arrangement or contract that could be classified as a partnership for federal income tax purposes.

(n) Conduct of Business. Since October 31, 2010, the Company has not:

(1) sold or transferred any material assets or property, except for sales of its inventory and transfers of cash in payment of trade payables, all in the usual and ordinary course of business, and except as permitted by this Agreement;

(2) suffered any material loss, or any material interruption in use, of any assets or property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or act of god;

(3) suffered any material and adverse change to its Business;

(4) waived any material right other than in the ordinary course of business;

(5) paid or declared any dividends or other distributions, purchased, redeemed or issued any of its securities of any class, whether directly or indirectly, or otherwise engaged in any transactions regarding its securities of any class;

(6) changed any Tax elections, amended any Return relating to the Company, entered into any settlement or compromise with respect to any Tax controversy, Tax claim, audit or assessment or any right to claim a Tax refund, offset or other reduction in Tax liability of the Company, entered into a closing agreement with respect to any Tax, or consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(7) entered into, terminated or materially modified any material Contracts;

(8) entered into any material agreement with any officer, director, employee, equity holders or other related Person, including without limitation loans from such Persons;

(9) borrowed or incurred any additional Indebtedness (other than the creation of accounts or trade payables in the ordinary course of business, and other than borrowings under the Company’s credit facility with MB Financial Bank, N.A.);

(10) modified or terminated, or suffered any modification or termination of, any government license, permit or other authorization issued to the Company;

(11) acquired or invested in (by merger, exchange, consolidation, purchase or otherwise) any corporation, partnership, joint venture or interest in any business organization or entity;

(12) materially changed the manner in which its books of account and records are kept; or

(13) entered into any other material transaction (other than purchases and sales of inventory in the ordinary course of business).

The foregoing representation and warranty shall not be deemed to be breached by virtue of the entry by Sellers into this Agreement or their consummation of the transactions contemplated hereby.

(o) Contracts. Section 3.3(o) of the Disclosure Schedule contains a complete list of the following undischarged written contracts, agreements, leases and other instruments to which the Company is a party (each, a “Contract” and collectively, “Contracts”):

(1) employment agreements;

(2) consulting agreements;

(3) collective bargaining agreements;

(4) agreements for the payment of severance benefits, retention bonuses or sale bonuses to any employee;

(5) contracts for the purchase of equipment, inventory, or other personal property or intangibles having a purchase price under any such contract in excess of $100,000;

(6) contracts for the sale of any equipment, inventory or other personal property or intangibles, except for sales of inventory in the ordinary course of business;

(7) leases or subleases, either as lessee or sublessee, lessor or sublessor, of personal property or intangibles, where the lease or sublease provides for an annual rent in excess of $25,000 or has an unexpired term as of the Closing Date in excess of one (1) year;

(8) agreements restricting in any manner the Company’s right to compete with any other Person, restricting the Company’s right to sell to or purchase from any other Person, restricting the right of any other party to compete with the Company or the ability of such Person to employ any of the Company’s employees;

(9) agreements between (A) the Company and any of its Affiliates, (B) the Company and any Seller or Affiliate of such Seller or (C) the Sellers;

(10) agreements of agency, representation, distribution, or franchise which cannot be canceled by the Company without payment or penalty upon notice of sixty (60) days or less;

(11) service agreements relating to the Business or any of the Company’s assets under which the annual amounts payable by the Company exceeds $25,000 or which have an unexpired term as of the Closing Date in excess of one (1) year;

(12) loan or credit agreements, pledge agreements, notes, security agreements, mortgages, debentures, indentures, factoring agreements or letters of credit;

(13) guaranties, performance, bid or completion bonds, or surety or indemnification agreements;

(14) foreign exchange, commodity, interest rate, derivative, hedging or similar agreements;

(15) settlement agreements or similar compromises relating to outstanding obligations;

(16) partnership agreements or joint venture agreements or other contracts (however named) involving a sharing of profits, losses, costs, or liabilities by the Company and another Person;

(17) any other agreements which provide for the receipt or expenditure of more than $50,000 on an annual basis, except agreements for the purchase or sale of goods or rendering of services in the ordinary course of business; or

(18) any commitment to enter into any of the foregoing.

All Contracts are binding upon the Company, and, to Sellers’ knowledge, the other parties thereto. No material default by the Company has occurred thereunder and, to Sellers’ knowledge, no material default by the other contracting parties has occurred thereunder. Each Contract is in full force and effect (it being understood that this sentence shall not limit the knowledge qualifiers set forth in the two immediately preceding sentences).

(p) Permits. The Company possesses all material Permits (other than Environmental Permits) which are required in order for the Company to conduct the Business as presently conducted.

(q) Employee Benefit Plans. With respect to the Benefit Plans of the Company:

(1) Neither the Company nor any ERISA Affiliate maintains, administers or contributes to any Benefit Plan other than those Plans, Multiemployer Plans, Welfare Plans and Other Benefit Plans listed in the Disclosure Schedule.

(2) Each Benefit Plan complies, in form and operation, in all material respects, with all applicable Laws, including ERISA and the Code.

(3) Any Benefit Plan intended to qualify under section 401(a) of the Code meets in all material respects all requirements for qualification under section 401(a) of the Code and the regulations thereunder. A favorable determination as to the qualification under the Code of each of the Benefit Plans intended to comply with section 401(a) of the Code has been made by the IRS. The Company has made available to Purchaser a copy of the most recent favorable determination letter issued by the IRS concerning each such Benefit Plan’s qualification and any outstanding request for a determination letter. Each such Benefit Plan has been administered in all material respects in accordance with its terms and the applicable provisions of ERISA and the Code and the regulations thereunder, and no matter exists which would adversely affect the qualified tax-exempt status of such Benefit Plan and any related trust.

(4) With respect to each Benefit Plan there has been made available to Purchaser the following: a copy of the annual report (if required under ERISA) with respect to each such Benefit Plan for the last three years (including all schedules and attachments); a copy of the summary plan description, together with each summary of material modifications, required under ERISA with respect to such Benefit Plan; a true, correct and complete copy of such Benefit Plan; all trust agreements, insurance contracts, accounts or other documents which establish the funding vehicle for any Benefit Plan and the latest financial statements thereof; any actuarial valuations of such Benefit Plan; and any investment management agreements, administrative services contracts, or other agreements and documents relating to the ongoing administration and investment of any Benefit Plan.

(5) There are no actions, suits, proceedings, investigations or hearings pending (other than routine claims for benefits) or, to Sellers’ knowledge, overtly threatened with respect to any Benefit Plan or any fiduciary or assets thereof. To Seller’ knowledge, with respect to each Benefit Plan, no prohibited transactions (as defined in ERISA Section 406 or Code Section 4975) and no violations of ERISA Section 407 for which an applicable statutory or administrative exemption does not exist have occurred for which the Company or an Affiliate has any material liability.

(6) No Benefit Plan is a Multiemployer Plan or single-employer plan (as defined in Section 4001 of ERISA) which is subject to Title IV of ERISA, and neither the Company nor an ERISA Affiliate of the Company has ever contributed or been obligated to contribute to any such plan within the 6-year period preceding the date hereof.

(7) Neither the Company nor any ERISA Affiliate of the Company has terminated a Benefit Plan which is an employee pension benefit plan as defined in Section 3(2) of ERISA within the 6-year period preceding the date hereof.

(8) Neither the Company nor an ERISA Affiliate has any liability or obligation to provide life, medical or other welfare benefits to former or retired employees, other than pursuant COBRA or similar state Laws which require limited continuation of coverage for such benefits.

(9) The consummation of the transaction contemplated by this Agreement, other than by reason of actions taken by Purchaser following the Closing, will not (A) entitle any current or former employee of the Company to severance pay, unemployment compensation or any other payment, or (B) accelerate the time of payment or vesting, or increase the amount of any compensation due to any current or former employee of the Company.

(r) Employees. With respect to the employees of the Company, except as set forth in Section 3.3(r) of the Disclosure Schedule:

(1) The Company is in material compliance with all applicable federal, state, and local laws respecting employment and employment practices, terms and conditions of employment, compensation and wages and hours.

(2) To Sellers’ knowledge, the Company is employing individuals who are lawfully permitted to work in the United States. The Company is in material compliance with all applicable laws and regulations of the United States regarding immigration and/or employment of non-citizen workers. The Company has not been notified in writing of any pending or threatened investigation by any branch or department of ICE, or other federal agency charged with administration and enforcement of federal immigration laws concerning the Company, and the Company has not received any “no match” notices from ICE, the Social Security Administration or the Internal Revenue Service within the previous 12 months of the date of this Agreement.

(3) The Company is not a party to or otherwise bound by any collective bargaining agreement, project labor agreement, memorandum of understanding, letter agreement, side agreement, contract or any other agreement or understanding with a labor union or labor organization.

(4) The Company is not subject to any charge, demand, union organizational activity, request for recognition, application for certification of a collective bargaining agent, petition or representation proceeding seeking to compel, require or demand it to recognize and/or bargain with any labor union or labor organization.

(5) There is no pending or, to the knowledge of Sellers, threatened strike, dispute, walkout, work stoppage, picketing, or slow-down involving the Company, nor are there any employee grievances pending under a previously-established grievance procedure. There is no lockout of any employees of the Company, no such action is contemplated by the Company as of the date of this Agreement, and no event has occurred or circumstances exist that the Company reasonably believes could provide the basis for any work stoppage or other labor dispute with respect to employees of the Company.

(6) The Company is not engaged in any material unfair labor practices. The Company does not have any unfair labor practice charges or complaints before the National Labor Relations Board pending, nor to Sellers’ knowledge, are any such charges or complaints threatened against it.

(7) Section 3.3(r) of the Disclosure Schedule sets forth the Company’s policies prohibiting workplace harassment and discrimination, and its policies and procedures for the reporting of allegations of harassment and discrimination.

(8) The Company maintains and files, to the extent required by law, a Form EEO-1 with the federal Equal Employment Opportunity Commission.

(9) There is no formal claim pending or, to Sellers’ knowledge, threatened against the Company, arising out of any: (A) federal, state or local law relating to fair employment practices, employment discrimination or workplace harassment; (B) federal, state or local law relating to the payment of wages, prevailing wages, overtime, vacation or other compensation or pay; (C) claim for workers’ compensation benefits or any similar type of benefits in connection with a workplace injury, illness or disease; or (D) claim for benefits under any employee benefit or employee welfare plan, including, but not limited to claims under ERISA, other than routine claims for benefits by covered persons.

(10) The Company is not a party to any employment agreement or employment contract of a duration longer than one year.

(11) Sellers have provided Purchaser with a true, correct and complete list of all employees of the Company as of the date of this Agreement, together with their respective base salaries for 2010. Section 3.3(r) of the Disclosure Schedule contains a true, correct and complete list of all employees of the Company as of the date of this Agreement whose annual compensation exceeds $100,000, together with their respective base salaries, base bonus opportunities, and positions. Section 3.3(r) of the Disclosure Schedule correctly states the number of employees laid off by the Company in the 90 days preceding the date of this Agreement (if any).

(12) The employment of each of the Company’s employees is terminable at will without cost to the Company except for payments required under the Benefit Plans and the payment of accrued salaries or wages and vacation pay. No employee or former employee has any right to be rehired by the Company prior to their hiring a Person not previously employed by the Company.

(13) The Company has not taken any action which was calculated to dissuade any present employees, representatives or agents of the Company from continuing their employment with the Company following the Closing.

(s) Litigation and Claims. Except as set forth in Section 3.3(s) of the Disclosure Schedule, there is no, and there has not been in the last three (3) years, any suit, claim, litigation, proceeding (administrative, judicial or in arbitration, mediation or alternative dispute resolution), government or grand jury investigation, pending or to Sellers’ knowledge, overtly threatened against the Company or its Affiliates (with respect to or affecting the Company’s operations, Business or assets, or any of its officers, managers or employees).

(t) Decrees, Orders or Arbitration Awards. Except as set forth in Section 3.3(t) of the Disclosure Schedule, neither the Company nor any of its Affiliates (with respect to or affecting the Company’s operations, Business or assets, or any of its officers, managers or employees) is, or in the last three (3) years has been, a party to, or bound by, any decree, order, arbitration award or similar mandate or agreement (including, without limitation, any agreement entered into in any administrative, judicial or arbitration proceeding with any governmental authority).

(u) Compliance with Laws. Except for Laws, rules and regulations relating to the environment (the representations and warranties with respect to which are exclusively provided for in Section 3.3(v)), the Company is not, in any material respect in violation of, or delinquent in respect to, any decree, order or arbitration award or Law, statute, or regulation of or agreement with, or any Permit from, any Federal, state or local governmental authority to which the property, assets, personnel or Business activities of the Company are subject, including Federal, state or local Laws, statutes and regulations relating to equal employment opportunities, fair employment practices, occupational health and safety, wages and hours, and discrimination. During the previous three (3) years, the Company has not received from any governmental authority any written notification with respect to noncompliance of any decree, order, writ, judgment or arbitration award or Law, statute, or regulation.

(v) Environmental Matters. Except as disclosed in Section 3.3(v), of the Disclosure Schedule:

(1) The Company is, and since October 1, 2006 has been, in compliance, in all material respects, with applicable Environmental Laws and Environmental Permits, and the Company is not subject to any material liability under Environmental Law.

(2) The Company possesses all material Environmental Permits which are required for the operation of the Business. Section 3.3(v) of the Disclosure Schedule contains a true, correct and complete list of the Environmental Permits, and Sellers have delivered true, correct and complete copies of the Environmental Permits to Purchaser.

(3) The Company has not received any written communication alleging that the Company currently is not or was not since October 1, 2006, in compliance with applicable Environmental Laws or Environmental Permits.

(4) There is no Environmental Claim pending or, to the Sellers’ knowledge, threatened, against the Company.

(5) No Facility is currently listed on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) or any comparable state list.

(6) The Company has not received any written notice from any Person with respect to any Off-Site Facility, of potential or actual liability or a written request for information from any Person under or relating to CERCLA or any comparable state or local Law.

(7) To Sellers’ knowledge, there are no and have not been any Hazardous Substances Released, used, generated, treated, stored, transported or disposed of by the Company, or handled or otherwise existing on, under or about any Facility owned, leased, operated or used by the Company in violation of Environmental Laws.

(8) There are no underground or above-ground storage tanks containing Hazardous Substances located on any of the Owned Real Estate, and the Company has not used any underground or above-ground storage tanks located on any of the Leased Real Estate or any property previously owned, leased, operated or used by the Company.

(9) The Company has delivered to Purchaser true and complete copies and results of any material final written reports, studies, analyses, tests and monitoring results possessed or initiated by the Company and any material written correspondence with any governmental authority related to Environmental Law, Environmental Permits and Hazardous Substances in connection with the Business, the Real Estate, and any properties previously owned, leased or operated by the Company.

(w) Real Estate.

(1) Section 3.3(w) of the Disclosure Schedule contains a true, correct and complete list of all street addresses and legal descriptions of the Owned Real Estate. The Company holds fee simple title to the Owned Real Estate, subject only to Permitted Liens. The Owned Real Estate is not subject to any leases or tenancies of any kind. The Owned Real Estate constitutes all real property and improvements owned by the Company and used in the conduct of the Business. Upon the Closing, the Company will be vested with valid title to the Owned Real Estate.

(2) Section 3.3(w) of the Disclosure Schedule contains a true and complete list of all street addresses of the Leased Real Estate. All Leased Real Estate is leased to the Company pursuant to written leases, complete and accurate copies of which have been previously delivered to Purchaser, and all of which are in full force and effect without modification (written or oral) except as set forth on Section 3.3(w) of the Disclosure Schedule. The Company has a valid leasehold interest in the Leased Real Estate, free and clear of all Liens, except for Permitted Liens. Upon the Closing, the Company will be vested with a valid leasehold interest in the Leased Real Estate. To the Sellers’ knowledge, the Leased Real Estate is not subject to any leases or tenancies of any kind, except for the Company’s leases. All options in favor of the Company to purchase any of the Leased Real Estate, if any, are set forth in Section 3.3(w) of the Disclosure Schedule and are in full force and effect. The Leased Real Estate constitutes all real property and improvements leased by the Company and used in the conduct of the Business. Neither the Company nor, to Sellers’ knowledge, the applicable lessor, is in material default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any Leased Real Estate lease.

(3) The Real Estate is, in all material respects, used in a manner which is consistent with and permitted by applicable zoning ordinances and other laws or regulations without special use approvals or permits, and is served by all water, sewer, electrical, telephone, drainage and other utilities required for normal operations of the Business as it is presently conducted. Except as set forth on Section 3.3(w) of the Disclosure Schedule, (A) to the knowledge of Sellers, the Real Estate is not located within any flood plain, flood area, wetlands or conservation area or subject to any similar type of restriction for which any permits or licenses necessary to the use thereof by the Company have not been obtained, (B) the Company has not entered into any leases or subleases granting any Person the right to use or occupy any portion of the Real Estate, (C) the Company is not a party to any agreements pursuant to which it has granted rights of first refusal, purchase options, rights of first offer and the like with respect to any portion of the Owned Real Estate, (D) all water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and other utilities and systems serving the Owned Real Estate are sufficient for the operation of the Business as currently conducted thereon, (E) all Real Estate has reasonable access to public roads and utilities and (F) the Company possesses all material Permits which are required in order for the Company to conduct the present operations conduct by the Company at the Real Estate.

(4) There are no challenges or appeals pending regarding the amount of the real estate Taxes on, or the assessed valuation of, the Owned Real Estate or to Sellers’ knowledge, the Leased Real Estate, and no special arrangements or agreements exist with any governmental authority with respect thereto with respect to the Owned Real Estate or to Sellers’ knowledge, the Leased Real Estate. There are no condemnation proceedings pending, or to Sellers’ knowledge, threatened with respect to any portion of the Owned Real Estate or to Sellers’ knowledge, the Leased Real Estate. There is no tax assessment (other than the normal, annual general real estate tax assessment) pending, or to Sellers’ knowledge, threatened with respect to any portion of the Owned Real Estate or to Sellers’ knowledge, the Leased Real Estate.

(x) Intellectual Property.

(1) Section 3.3(x) of the Disclosure Schedule sets forth a true, correct and complete list of all: (A) patented or registered and applications to patent or register Company Intellectual Property; (B) Proprietary Software and Software licensed, leased or otherwise used by the Company (other than “off-the-shelf” Software), identifying which Software is owned, licensed, leased or otherwise used, as the case may be; and (C) Intellectual Property Licenses.

(2) The Company owns and possesses or has the right to use and as of the Closing Date shall own and possess all right, title and interest to, or have the right to use pursuant to a valid and enforceable license, in each case in all material respects, all Intellectual Property rights necessary for the operation of the Business as presently conducted.

(3) The Company Intellectual Property is valid, enforceable and in good standing and the Company owns all Company Intellectual Property, free and clear of any Liens other than Permitted Liens. All other Intellectual Property licensed, or used by Company is, to Sellers’ knowledge, valid, enforceable and in good standing.

(4) All annuity, maintenance, renewal and other fees required to maintain the patents, patent applications, trademark registrations, trademark applications, domain names registrations included within the Company Intellectual Property, are current.

(5) Except as set forth on Section 3.3(x) of the Disclosure Schedule, no action, suit, hearing, claim, or demand is pending or, to the knowledge of Sellers, threatened, that challenges the legality, validity, enforceability, use, or ownership of the Company Intellectual Property.

(6) The Company is not infringing and has not infringed any Intellectual Property of any Person in the operation of the Business. There are no pending, or to Sellers’ knowledge, threatened claims by any third party against Company alleging that the Company’s use of any Company Intellectual Property infringes the Intellectual Property of such third party.

(7) To Sellers’ knowledge there is no unauthorized use, disclosure, infringement or misappropriation of any Company Intellectual Property by any third party, including any employee or former employee of the Company. The Company has not agreed to indemnify any third party for any infringement of any Company Intellectual Property as it relates to the Business as conducted by Company as of Closing.

(8) Except as set forth in Section 3.3(x) of the Disclosure Schedule, (A) the Company has not granted any license or made any assignment of any of the Company Intellectual Property, (B) the Company has not granted any third party any right to use any of the Company Intellectual Property, and (C) in the conduct of the Business, the Company does not pay any royalties or other consideration for the right to use any Company Intellectual Property.

(9) The Company has taken commercially reasonable measures to maintain the confidentiality of all material trade secrets included within the Company Intellectual Property to the extent appropriate to maintain all proprietary rights therein.

(10) The consummation of the transactions contemplated herein will not, in and of itself, alter or impair any of the Company Intellectual Property.

(11) To Sellers’ knowledge, no current or former employee, consultant or independent contractor of the Company who holds or held a position within the Company that by its nature involves the creation of Intellectual Property, or who by virtue of the nature of their position within the Company has access to Company confidential information: (A) is in violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other contract with any third party by virtue of such employee, consultant or independent contractor being employed by, or performing services for, the Company or using without permission, confidential information or other third party Intellectual Property right as it relates to the Business; (B) has developed any technology or patentable or otherwise proprietary work for the Company that is subject to any contract under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any Intellectual Property right or other right in or to such technology or patentable or otherwise proprietary work; or (C) has failed to execute or deliver an enforceable written contract assigning the rights to such employee’s, consultant’s or independent contractor’s contributions to the Company Intellectual Property that may be owned by such persons, which contributions the Company does not otherwise own by operation of law.

(y) Inventory. The inventory held by the Company in respect of the Business consists of a quantity and quality historically usable and saleable in the ordinary course of business, is not physically damaged, previously used, obsolete, discontinued, “old” or “excess”, is merchantable and fit for its intended use, is in compliance with applicable product registrations and specifications, in each case, subject to the reserves set forth in the Company’s book and records calculated in a manner consistent with the historic practices of the Company.

(z) Brokers. With the exception of Livingstone Partners LLC, neither the Sellers, any of their Affiliates, nor the Company have dealt with any Person who is entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from Purchaser or the Company for arranging the transactions contemplated hereby or introducing the parties to each other.

3.4 Individual Representations and Warranties of the Sellers. Each Seller, individually and not jointly and severally, represents and warrants to Purchaser with respect to such Seller (and only such Seller) as follows:

(a) Organization, Existence and Good Standing. Such Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation.

(b) Power and Authority. Such Seller has full corporate power and authority to execute and perform this Agreement. The execution and delivery of this Agreement by such Seller and the performance by it of all of its obligations under this Agreement have been duly approved prior to the date of this Agreement by all requisite action of its board of directors. The approval of such Seller’s shareholders for Seller to execute this Agreement or consummate the transactions contemplated hereby is either not required or has been duly given.

(c) Enforceability. This Agreement has been duly executed and delivered by such Seller and constitutes a legal, valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms.

(d) Consents. No consent, authorization, order or approval of, or filing or registration with, any governmental authority is required for or in connection with the consummation by such Seller of the transactions contemplated hereby.

(e) Conflicts Under Constituent Documents or Laws. Neither the execution and delivery of this Agreement by such Seller, nor the consummation by it of the transactions contemplated hereby will conflict with or constitute a breach of any of the terms, conditions or provisions of its articles of incorporation or by-laws. Neither the execution and delivery of this Agreement by such Seller, nor the consummation by such Seller of the transactions contemplated hereby, will conflict with or constitute a breach of any of the terms, conditions or provisions of any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or governmental authority or of any arbitration award, to which such Seller is a party or by which such Seller is bound.

(f) Conflicts Under Contracts. Such Seller is not a party to, or bound by, any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instruments under the terms of which the execution, delivery and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby by such Seller will require a consent, approval, or notice or result in a Lien on the Membership Interests owned by such Seller, other than agreements between the Sellers.

(g) Title to Membership Interests. Such Seller owns Membership Interests representing the Sharing Ratio listed opposite such Seller’s name on Exhibit A, free and clear of all Liens, other than agreements between the Sellers. At Closing, such Seller will convey to Purchaser good title to all of such Membership Interests, free and clear of all Liens (other than those arising from or resulting from actions or omissions of Purchaser or its Affiliates and assuming that each Seller enters into this Agreement and delivers the documents required hereunder).

(h) Solvency. Immediately after giving effect to the transactions contemplated hereby, the assets of such Seller will exceed its liabilities. Such Seller does not intend to incur debts, or take any other actions, that would adversely affect such Seller’s ability to satisfy its obligations as they mature, including any obligations to the Purchaser or any Purchaser Indemnitees hereunder.

3.5 Limitation on Warranties. The representations and warranties of the Sellers in Sections 3.3 and 3.4 hereof constitute the sole and exclusive representations and warranties to Purchaser in connection with the transactions contemplated hereby. Except as expressly set forth in Sections 3.3 and 3.4 of this Agreement, Sellers make no express or implied representation or warranty of any kind whatsoever (including, without limitation, any representation or warranty as to the physical condition or value of any of the assets of the Company or the Business, the future profitability or future earnings performance of the Business), and Sellers disclaim all liability and responsibility for any representation, warranty, covenant, agreement, or statement made or information communicated (orally or in writing) to Purchaser (including any opinion, information, or advice which may have been provided to Purchaser or any of its Affiliates, directors, managers, officers, employees, accounting firms, legal counsel or other agents, consultants or representatives by any stockholder, partner, director, officer, employee, accounting firm, legal counsel, or other agent, consultant, or representative of the Company or any Seller). Purchaser acknowledges that any estimates, forecasts, or projections furnished or made available to it concerning the Company or its properties, business, assets or liabilities have not been prepared in accordance with GAAP or standards applicable under the Securities Act, and such estimates, forecasts and projections, including any reflected in the Financial Statements and/or the Interim Financial Statements, reflect numerous assumptions, and are subject to material risks and uncertainties. Purchaser acknowledges that actual results may vary, perhaps materially, and Purchaser is not relying on any such estimates, forecasts or projections. ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED. ANY AND ALL PRIOR REPRESENTATIONS AND WARRANTIES MADE BY ANY PARTY OR ITS REPRESENTATIVES, WHETHER VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN MERGED INTO THIS AGREEMENT, IT BEING INTENDED THAT NO SUCH PRIOR REPRESENTATIONS OR WARRANTIES SHALL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT.

3.6 Definition of Knowledge. For the purposes of this Agreement, Sellers’ knowledge (and words of similar import) shall be deemed to be limited to the actual knowledge, as of the date hereof, of John Hall, Greg Hall, Anthony Bowker and Michael Sands, after review of the representations and warranties set forth in this Agreement that are qualified by knowledge, but without giving effect to imputed or constructive knowledge or giving rise to any duty to investigate (other than review of the representations and warranties as described above).

ARTICLE IV

Conduct Prior to the Closing

4.1 General. Sellers and Purchaser have the rights and obligations with respect to the period between the date hereof and the Closing Date which are set forth in the remainder of this ARTICLE IV.

4.2 Sellers’ Obligations. The following are Sellers’ obligations:

(a) Promptly following the execution of this Agreement, GHI shall provide to CBA such notices and other communications as are required pursuant to Section 7.4 of the FSB Operating Agreement.

(b) Sellers shall cause the Company to give to Purchaser’s officers, employees, agents, attorneys, consultants, accountants and lenders reasonable access during normal business hours to all of the properties, books, contracts, documents, insurance policies, records and personnel of or with respect to the Company and shall cause the Company to furnish to Purchaser and such Persons as Purchaser shall designate to Sellers such information as Purchaser or such Persons may at any time and from time to time reasonably request.

(c) Sellers shall use their commercially reasonable efforts (and Purchaser shall reasonably cooperate with Sellers) to cause the Company to obtain the consents to the consummation of the transactions contemplated hereby under or with respect to each Contract, Permit, Environmental Permit and other instruments identified on Schedule 4.2(c) attached hereto (the “Material Consents”).

(d) Sellers shall cause the Company, to the extent within its control, to carry on the Business in the usual and ordinary course of business, consistent with past practices, except as permitted by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit the Company, whether or not in the usual and ordinary course of business and whether or not consistent with past practice, from making payments or distributions to the Sellers, substantially all of the proceeds of which are applied to payment of Taxes, repayment of indebtedness for borrowed money or for payment of expenses (so long as the Company maintains sufficient cash to conduct the Business in the ordinary course consistent with past practice).

(e) Sellers shall cause the Company, to the extent within its control, (1) to continue to operate and maintain the Owned Real Estate in a manner consistent with the present business and operations thereof and (2) to maintain the buildings, improvements, utilities, and systems that comprise or that are upon the Owned Real Estate in good condition and repair, it being the intention of the parties hereto that the general operations of the Owned Real Estate shall not be changed between the date hereof and the date of Closing.

(f) Sellers shall not permit the Company to create or cause to exist any Liens on its assets securing indebtedness for borrowed money (other than those existing on the date hereof and reflected in the Financial Statements or described in the Disclosure Schedule).

(g) Sellers shall cause the Company, to the extent within its control, to comply, in all material respects, with the terms and conditions of the leases relating to the Leased Real Property.

(h) Sellers shall provide to the Purchaser, as soon as practicable, the audited financial statements of the Company as of and for the fiscal year ended December 31, 2010.

(i) Without the prior written consent of Purchaser, and without limiting the generality of any other provision of this Agreement, Sellers shall cause the Company not to:

(1) amend the Company’s articles of organization or the FSB Operating Agreement;

(2) make any change in the Company’s Membership Interests or other equity ownership interests or issue any equity ownership interests of any class or issue or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments of any character relating to the issued or unissued equity ownership interests of the Company, or grant any equity appreciation or similar rights;

(3) materially increase the compensation payable to any employee, except for changes in compensation of non-management employees in the ordinary course of business consistent with past practices;

(4) incur or commit to incur any capital expenditures not contemplated by this Agreement in excess of $100,000 in the aggregate;

(5) sell, transfer or otherwise dispose of any asset or property (other than as expressly permitted in Section 4.2(d)), except for sales of inventory and for transfers of cash in payment of the Company’s liabilities, all in the usual and ordinary course of business in accordance with past practices;

(6) pay or declare any dividend or make any distribution on its securities of any class or purchase or redeem any of its securities of any class, other that payments expressly permitted in Section 4.2(d);

(7) modify or amend any material Contract in any material respect; or

(8) change any Tax elections, amend any Return relating to the Company, enter into any settlement or compromise with respect to any Tax controversy, Tax claim, audit or assessment or any right to claim a Tax refund, offset or other reduction in Tax liability of the Company, enter into any closing agreement with respect to any Tax, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment.

(j) Sellers shall not transfer any of the Membership Interests, create or permit to be created any Lien on any of the Membership Interests or grant any rights to any Person in respect of the Membership Interests, except the rights granted to the Purchaser hereunder.

(k) Notwithstanding anything expressed or implied herein to the contrary, either or both of the Sellers may independently and separately elect, exercisable by written notice to Purchaser at least three (3) Business Days prior to the Closing Date, to sell its Membership Interests to Purchaser indirectly through a sale (whether by merger, consolidation, sale, transfer, reorganization, recapitalization or otherwise) of all issued and outstanding equity interests of any entity (including such Seller) that owns such Membership Interests (the “Parent”). The terms of such sale shall be set forth in a separate agreement between Purchaser and Parent, which agreement shall not be deemed an amendment or modification of this Agreement, and which shall (1) not require Purchaser to pay consideration greater than the allocable portion of Purchase Price payable hereunder, (2) incur any liabilities other than as provided herein, (3) provide representations, warranties and indemnities to Purchaser with respect to Parent (including indemnification agreements from the equity holders of Parent) on terms and subject to conditions and limitations substantially similar to, and no broader than, those set forth herein (except that Tax representations, Tax covenants and Tax indemnities set forth herein shall be appropriately modified to reflect the modified structure of the transaction) and (4) require that Parent divest all assets other than its Membership Interests in the Company and fully satisfy all of its financial and other obligations. If one or both Sellers elects under this Section 4.2(k), necessary and conforming modifications shall be made to the provisions of this Agreement, including by way of example and not limitation, the tax covenants set forth herein.

(l) Each Seller shall provide Purchaser with prompt written notice if such Seller becomes aware of the breach of any representation, warranty or covenant of Sellers that has rendered, or that would, in Sellers’ good faith judgment, reasonably be expected to render impossible, the satisfaction of any condition to the obligations of Purchaser set forth in Section 5.2. No such notification shall be deemed to modify any part of the Disclosure Schedule or to limit or otherwise affect the liability, if any, of the Sellers resulting from the matters referred to in such notice.

(m) Notwithstanding anything expressed or implied herein to the contrary, nothing in this Agreement shall require GHI to institute or prosecute litigation against CBA or pay any consideration to CBA, and until the execution of joinder hereto by CBA, nothing in this Agreement shall preclude or restrict GHI from taking action required of it under Section 7.4 of the FSB Operating Agreement, or otherwise negotiating, entering into or consummating a transaction with CBA with respect to a sale of its Membership Interests to CBA in connection therewith.

(n) Sellers shall allow Purchaser to have the sole right to negotiate with CBA concerning CBA’s interest in selling its Membership Interests as described herein, and concerning its willingness to enter into a joinder agreement relating hereto, and to determine the terms of any arrangements to be entered into between Purchaser and CBA in connection therewith, subject to the limitations of Section 4.3(e) below. Except for actions expressly required under Section 7.4 or any other provisions of the FSB Operating Agreement and other actions reasonably required to carry out such provisions, except with the prior written consent of Purchaser, GHI shall not communicate with CBA or any of its representatives relating to any proposed transaction with GHI or any Affiliate or other related party, or as to Purchaser’s proposed acquisition of the Membership Interests of the Company. If CBA shall submit any proposal to GHI relating to the Company, or shall attempt to initiate any discussions with CBA relating thereto, GHI shall promptly inform Purchaser and shall deliver to Purchaser copies of any documents or other information provided to GHI or its advisors or Affiliates or related parties by or on behalf of CBA, in each case, to the extent GHI, its advisors and/or Affiliates are not prohibited from providing such documents and information to Purchaser pursuant to that certain confidentiality agreement dated on or about November 1, 2010 between the Company and CBA or otherwise pursuant to the terms of the FSB Operating Agreement. Purchaser shall, in its sole discretion, decide the terms of any agreement or arrangement it may enter into with CBA with respect to such matters.

4.3 Purchaser’s Obligations. Purchaser’s obligations are as follows:

(a) Purchaser agrees to be bound by and comply with the terms and provisions of the Confidentiality Agreement as if Purchaser was an original party to such agreement. The Confidentiality Agreement is hereby incorporated into this Agreement by reference and made a part of this Agreement and shall survive the execution of this Agreement notwithstanding the terms thereof. If a conflict arises between the provisions of this Agreement and the provisions of the Confidentiality Agreement, the provisions of the Confidentiality Agreement shall control. The provisions of this Section 4.3 shall terminate upon (1) the Closing or (2) if this Agreement is terminated pursuant to ARTICLE IX, the date two (2) years after the termination of this Agreement.

(b) In the event that any Permit or Environmental Permit which is to be assigned to Purchaser is not assignable and Purchaser needs such Permit or Environmental Permit in order to operate the Business, Purchaser shall use its best efforts and make every good faith attempt (and the Company shall reasonable cooperate with Purchaser) to obtain such Permit or Environmental Permit.

(c) Purchaser shall, at its cost and expense, make all filings with, and provide all notices to, governmental authorities as are necessary in connection with the transactions contemplated by this Agreement, including, without limitation, all filings with, and all notices to, the U.S. Alcohol and Tobacco Tax and Trade Bureau and all similar state and local governmental agencies.

(d) Purchaser shall provide Sellers with prompt written notice if Purchaser becomes aware of the breach of any representation, warranty or covenant of Purchaser that has rendered, or that would, in Purchaser’s good faith judgment, reasonably be expected to render impossible, the satisfaction of any condition to the obligations of Sellers set forth in Section 5.1.

(e) Without the prior written consent of GHI, Purchaser shall not (1) purchase additional shares in CBA or (2) otherwise provide financing to CBA, the proceeds of which in each case are intended to be used by CBA to exercise any rights it may have under FSB Operating Agreement to acquire the Ownership Percentage of GHI.

4.4 Joint Obligations. The following shall apply with equal force to each Seller, on the one hand, and Purchaser, on the other hand:

(a) Except to the extent this Agreement specifically imposes a different duty or standard on a party with respect to a particular action or obligation, each party hereto shall use its reasonable efforts (exercised in good faith) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to (1) cause the fulfillment of all conditions to such party’s obligations to close the transaction contemplated hereby and (2) consummate the transaction contemplated hereby as soon as practicable; provided that the provisions of this paragraph shall not be deemed to require any party to waive any material right, and shall not limit the rights of Purchaser to enter into arrangements with CBA (so long as such arrangements do not conflict with the terms hereof or the obligations of the parties herein).

(b) No party shall intentionally perform any act which, if performed, or omit to perform any act which, if omitted to be performed, would prevent or excuse the performance of this Agreement by any party hereto or which would result in any representation or warranty herein contained of said party being untrue in any material respect as if originally made on and as of the Closing Date.

ARTICLE V

Conditions to Closing

5.1 Conditions to Sellers’ Obligations. The obligation of Sellers to consummate the transactions contemplated hereby is subject to the fulfillment of each of the following conditions on or prior to the Closing Date:

(a) The representations and warranties made by Purchaser shall be true and correct in all material respects as if originally made on and as of the Closing Date (or, if made as of a specific date in the text of such representations and warranties, at and as of such date), except as affected by the transactions contemplated by this Agreement and except for such failures of representations or warranties to be true and correct (without regard to any materiality or Material Adverse Effect qualifiers therein) which, individually or in the aggregate, would not have a Material Adverse Effect.

(b) All obligations of Purchaser to be performed hereunder through, and including on, the Closing Date (including all obligations which Purchaser would be required to perform at the Closing if the transaction contemplated hereby was consummated) shall have been performed in all material respects.

(c) CBA shall have executed a joinder hereto (or shall be deemed to have done so by a court order) or otherwise agreed to sell its Membership Interests in the Company to Purchaser on terms materially similar to those set forth herein or on such other terms as are satisfactory to Purchaser.

(d) No lawsuit, proceeding or investigation shall have been commenced by any governmental authority on any grounds to restrain, enjoin or hinder the consummation of the transactions contemplated hereby.

5.2 Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the transactions contemplated hereby is subject to the fulfillment of each of the following conditions on or prior to the Closing Date:

(a) The representations and warranties made by the Sellers shall be true and correct in all material respects as if originally made on and as of the Closing Date (or, if made as of a specific date in the text of such representations and warranties, at and as of such date), except as affected by the transactions contemplated by this Agreement and except for such failures of representations or warranties to be true and correct (without regard to any materiality or Material Adverse Effect qualifiers therein) which, individually or in the aggregate, would not have a Material Adverse Effect; provided, however, the representations and warranties made by the Sellers in Sections 3.3(c) (Power and Authority), 3.3(i) (Capitalization), 3.4(b) (Power and Authority), 3.4(c) (Enforceability) and 3.4(g) (Ownership of Membership Interests) shall be true and correct in all respects as if originally made on and as of the Closing Date.

(b) All obligations of Sellers to be performed hereunder through, and including on, the Closing Date (including all obligations which Sellers would be required to perform at the Closing if the transaction contemplated hereby was consummated) shall have been performed in all material respects.

(c) CBA shall have executed a joinder hereto (or shall be deemed to have done so by a court order) or otherwise agreed to sell its Membership Interests in the Company to Purchaser on terms materially similar to those set forth herein or on such other terms as are satisfactory to Purchaser.

(d) All of the Material Consents shall have been obtained.

(e) During the period from the date of this Agreement to the Closing Date, there shall not have occurred any event which has resulted in a Material Adverse Effect.

(f) The Illinois Liquor Control Commission shall not have issued a written statement that it will not approve the change in ownership of the Company which would result from the transactions contemplated hereby, or if issued, such statement shall have been withdrawn.

(g) No lawsuit, proceeding or investigation shall have been commenced by any governmental authority on any grounds to restrain, enjoin or hinder the consummation of the transactions contemplated hereby.

ARTICLE VI

Closing

6.1 Form of Documents. At the Closing, the parties shall deliver the documents, and shall perform the acts, which are set forth in this ARTICLE VI. All documents which Sellers shall deliver shall be in form and substance reasonably satisfactory to Purchaser and Purchaser’s counsel. All documents which Purchaser shall deliver shall be in form and substance reasonably satisfactory to Sellers and to counsel for each of the Sellers.

6.2 Purchaser’s Deliveries. Subject to the fulfillment or waiver of the conditions set forth in Section 5.2, Purchaser shall execute and/or deliver to the Sellers each of the following:

(a) the Estimated Closing Payment;

(b) a certified copy of Purchaser’s governing documents issued by the secretary of state of Purchaser’s state of organization;

(c) a certificate of good standing of Purchaser, issued not earlier than ten (10) days prior to the Closing Date by the secretary of state of Purchaser’s state of organization;

(d) a certificate of the secretary of Purchaser certifying as true and correct the following: (1) the incumbency and specimen signature (or facsimile thereof) of each officer of Purchaser executing this Agreement and any other document delivered hereunder on behalf of Purchaser; (2) a copy of Purchaser’s by-laws or other governing documents; and (3) a copy of the resolutions of Purchaser’s governing body authorizing the transactions contemplated by this Agreement and the execution, delivery and performance of this Agreement and any other documents delivered by Purchaser hereunder;

(e) a closing certificate executed by an officer of Purchaser to the effect that the conditions set forth in Sections 5.1(a) and 5.1(b) have been satisfied, and that all documents to be executed and delivered by Purchaser at the Closing have been executed by duly authorized persons;

(f) the Escrow Agreement, duly executed on behalf of Purchaser;

(g) amendments to the current employment agreements between the Company and each of John Hall and Anthony Bowker, with compensation terms as set forth in Exhibit B attached hereto, and otherwise in form and substance reasonably satisfactory to the parties (each, an “Employment Agreement Amendment” and collectively, the “Employment Agreement Amendments”), each executed on behalf of the Company;

(h) a consulting agreement between the Company and Greg Hall (or if Purchaser shall so elect, between Purchaser and Greg Hall), in form and substance satisfactory to the parties thereto, duly executed by the Company (the “Consulting Agreement”);

(i) a license agreement permitting certain Affiliates of GHI to use certain intellectual property of the Company, in form and substance satisfactory to GHI and Purchaser (the “License Agreement”), duly executed on behalf of the Company; and

(j) without limitation by specific enumeration of the foregoing, all other documents reasonably required from Purchaser to consummate the transactions contemplated hereby.

6.3 Sellers’ Deliveries. Subject to the fulfillment or waiver of the conditions set forth in Section 5.1, the Sellers (as applicable) shall execute or deliver to Purchaser each of the following:

(a) certificates representing all outstanding Membership Interests of the Company, duly endorsed in blank or with duly executed stock powers attached;

(b) lost certificate affidavits for all Membership Interests for which certificates cannot be obtained, all in form and substance satisfactory to the Purchaser and its counsel;

(c) physical possession of all records, tangible assets, licenses, policies, Contracts, plans, leases or other instruments owned by or pertaining to the Company;

(d) the minute books and stock (or other applicable ownership interest) records of the Company;

(e) copies of the Material Consents;

(f) the Escrow Agreement duly executed by the Seller’s Committee;

(g) each of the Employment Agreement Amendments, duly executed by the respective employees;

(h) the Consulting Agreement, duly executed by Greg Hall;

(i) the License Agreement Amendment, duly executed by GHI or its applicable Affiliates;

(j) a release, in form and substance reasonably satisfactory to Purchaser, evidencing payment in full of the obligations of GHI under the Loan and Security Agreement dated as of August 10, 2004 (as amended, modified or supplemented) between GHI and MB Financial Bank, N.A. and release of the GHI Guaranty, which release shall be obtained by, and shall be the responsibility of, GHI;

(k) confirmation, in form and substance reasonably satisfactory to the parties, of the release of all Liens on the Membership Interests;

(l) the written resignations effective as of the Closing Date of such managers and officers of the Company as requested by Purchaser to resign;

(m) a release executed by each Seller releasing Liens related to the Business and claims against the Company and certain other related parties;

(n) a certified copy of the Company’s articles of organization issued by the Secretary of State of Illinois;

(o) a certificate of good standing of the Company issued by the Secretary of State of Illinois;

(p) a closing certificate executed by each Seller to the effect that the conditions set forth in Sections 5.2(a) and 5.2(b) have been satisfied, and that all documents to be executed and delivered by Sellers at the Closing have been executed by duly authorized persons;

(q) a properly executed IRS Form W-9 from each Seller;

(r) an affidavit, as provided in Section 1445(b)(2) of the Code, from each Seller stating under penalties of perjury that the Seller is not a foreign person within the meaning of Section 1445(f)(3) of the Code; and

(s) without limitation by specific enumeration of the foregoing, all other documents reasonably required from Sellers to consummate the transactions contemplated hereby.

ARTICLE VII

Post-Closing Agreements

7.1 Post-Closing Agreements. From and after the Closing, the parties shall have the respective rights and obligations which are set forth in the remainder of this ARTICLE VII.

7.2 Inspection of Records. Purchaser shall make the books and records (including work papers in the possession of its accountants) with respect to the Company available for inspection by the Sellers, or by their duly accredited representatives, upon reasonable advance notice during normal business hours, for a seven (7) year period after the Closing Date, to the extent reasonably required by the Sellers for Tax purposes with respect to all transactions of the Company occurring prior to and relating to the Closing. As used in this Section 7.2, the right of inspection includes the right to make extracts or copies. The representatives of Sellers inspecting such records shall be reasonably satisfactory to the Purchaser.

7.3 Use of Trademarks. Except as is otherwise permitted in a separate written agreement between the Company and a Seller, Sellers shall not use and shall not license or permit any third party to use, any name, slogan, logo or trademark which is confusingly similar to any of the names or trademarks used in connection with the Business of the Company, or take any action which would reasonably be expected to violate or impair any rights of the Company or the Purchaser to the Company Intellectual Property.

7.4 Third Party Claims. The parties shall cooperate with each other with respect to the defense of any Third Party Claims subsequent to the Closing Date which are not subject to the indemnification provisions contained in ARTICLE VIII, provided that the party requesting cooperation shall reimburse the other party for the other party’s reasonable out-of-pocket costs and expenses of furnishing such cooperation.

7.5 Agreement to Defend and Indemnify. For seven (7) years after the Closing Date, Purchaser shall cause the Company to provide officers’ and directors’ liability insurance and to provide indemnification protection (including with respect to contribution, advancement of expenses and the like) to Indemnified Employees against any Indemnifiable Claim, whether asserted or commenced prior to or after the Closing Date, to the full extent required by the Company’s respective governing documents in effect as of the date hereof and/or the Illinois Limited Liability Company Act.

7.6 Governmental Filings. On and following the Closing Date, Purchaser shall, at its cost and expense, make all filings with, and provide all notices to, governmental authorities as are necessary to be made by the Company or Purchaser in connection with the transactions contemplated by this Agreement, including, without limitation, all filings with, and all notices to, the U.S. Alcohol and Tobacco Tax and Trade Bureau and all similar state and local governmental agencies. Sellers shall provide all cooperation and assistance reasonably requested by the Purchaser with respect to such matters.

7.7 Tax Matters.

(a) Preparation and Filing of Returns. If one or both of the Sellers elects to sell its Membership Interests in the manner set forth in Section 4.2(k), the Sellers shall prepare, or cause to be prepared, a good faith estimate of the federal and state taxable income of the Company, as if the current taxable year of the Company ended on the close of business on the Closing Date, which good faith estimate shall be reviewed by and consented to by Purchaser, such consent not to be unreasonably withheld, conditioned or delayed. Such good faith estimate of federal and state taxable income of the Company shall serve as the basis for determining the amount of federal and state taxable income allocable to each Seller for the period ending on the Closing Date. Sellers shall prepare and timely file or shall cause to be prepared and timely filed all federal, state, local and foreign Returns in respect of the Company, its assets, or its activities that (1) are required to be filed on or before the Closing Date or (2) are required to be filed after the Closing Date and which are with respect to Income Taxes for any tax period ending on or before the Closing Date (a “Pre-Closing Period”). Purchaser shall prepare or cause to be prepared and shall file or cause to be filed all other Returns required to be filed by the Company for any tax period ending on or before the Closing Date and for any Straddle Period. Any such Returns that include periods ending on or before the Closing Date or that include the activities of the Company prior to the Closing Date shall, insofar as they relate to the Company, be on a basis consistent with the last previous such Returns filed in respect of the Company, unless Sellers or the Purchaser, as the case may be, concludes that there is no substantial authority for such position. Any dispute regarding the content of any Return filed pursuant to this Section 7.7 shall be resolved by the Arbitrating Accountant substantially in the manner set forth in Section 2.5 hereof. Without the prior written consent of both Sellers, neither Purchaser nor the Company shall file any amended Returns or extend the statute of limitations on assessment or collection of Tax for any periods for or in respect of the Company with respect to which Purchaser is not obligated to prepare or cause to be prepared the original such Returns pursuant to this Section 7.7(a).

(b) Payment of Taxes. The Sellers shall pay or cause to be paid on or before the due date thereof all Taxes of the Company, to the extent such Taxes exceed the amount accrued for such Taxes in the Closing Balance Sheet, due (1) for all tax periods ending on or before the Closing Date and (2) for that portion of any Straddle Period that ends on the Closing Date. Purchaser or the Company shall be responsible for all Taxes of the Company for (x) all tax periods beginning after the Closing Date and (y) for that portion of any Straddle Period that begins after the Closing Date.

(c) Tax Sharing Agreements. On the Closing Date, all Tax sharing agreements and arrangements between (1) the Company, on the one side and (2) Sellers or any of their Affiliates (other than the Company), on the other side, shall be terminated and have no further effect for any taxable year or period (whether a past, present or future year or period).

(d) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred by the Company directly or indirectly in connection with consummation of the transactions contemplated by this Agreement shall be paid 50% by Purchaser and 50% by Sellers when due, regardless of the party upon which such Taxes are imposed. The party upon which such Tax is imposed will, at its own expense, file all necessary Returns and other documentation with respect to all such Taxes, fees and charges, and if required by applicable Law, the other party will join in the execution of any such Returns and other documentation.

(e) Refunds. Sellers shall be entitled to retain, or receive immediate payment from Purchaser or any of its affiliates (including the Company) of, any refund or credit with respect to Taxes (including, without limitation, refunds and credits arising by reason of amended Returns filed by the

Sellers after the Closing Date or otherwise) with respect to any Tax period ending on or before the Closing Date (including the portion of any Straddle Period ending on the Closing Date) relating to the Company. Purchaser and the Company shall be entitled to retain, or receive immediate payment from Sellers of, any refund or credit with respect to Taxes with respect to any taxable period beginning after the Closing Date (including any portion of any Straddle Period beginning after the Closing Date) relating to the Company. Purchaser and Sellers shall equitably apportion any refund or credit with respect to Taxes with respect to any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”).

(f) Allocation of Taxes.

(1) If neither of the Sellers elects to sell its Membership Interests in the manner set forth in Section 4.2(k), the taxable year of the Company shall end on the close of business on the Closing Date and the Company’s final Income Tax Returns shall be prepared and filed in accordance with Section 7.7(a), and with reference to the good faith estimates prepared pursuant to Section 7.7(a). If one or both of the Sellers elects to sell its Membership Interests in the manner set forth in Section 4.2(k), the allocation of the Company’s items of income, gain, loss and deduction to such Seller for the period ending on the Closing Date shall be determined under a closing-of-the-books method. For the avoidance of doubt, the parties agree that, to the extent such items are properly deductible, all of the Company’s and the Sellers’ expenses incurred in connection with the preparation, execution and consummation of this Agreement, including attorneys’, accountants’ and other advisors’ fees and expenses payable by the Company or the Sellers, will be allocable to the Pre-Closing Period and deducted on the Returns prepared by the Sellers.

(2) In the case of a Straddle Period, (A) the periodic Taxes of the Company that are not based on income or receipts (e.g., property Taxes) for the portion of any Straddle Period ending on the Closing Date (the “Pre-Closing Straddle Period”) shall be computed based upon the ratio of the number of days in the Pre-Closing Straddle Period to the number of days in the entire Tax period, and (B) all other Taxes (e.g., excise Taxes) of the Company for the Pre-Closing Straddle Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

(g) Tax Cooperation. Each of Purchaser and the Sellers shall provide the other party with such information and records, make such of its officers, directors, employees and agents available and sign such Returns as may reasonably be requested by such other party in connection with the preparation of any Return or any audit or other proceeding that relates to the Company. Purchaser and Sellers agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or the Sellers, any extensions thereof) of the respective taxable periods.

(h) Tax Indemnification.

(1) Subject to the provisions of Section 8.3, Sellers shall (severally and not jointly, based on their respective Ownership Percentages) indemnify, defend and hold each Purchaser Indemnitee harmless from and against (A) all liability for Taxes of the Company but only to the extent such Taxes exceed the amount accrued for such Taxes in the Closing Balance Sheet, for any taxable period that ends on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date or as a result of the transactions contemplated hereby, (B) all liability for any breach of Sellers’ representations and warranties contained in Section

3.3(m) and (C) all liability (as a result of Treasury Regulation Section 1.1502-6 or otherwise) for Income Taxes of the Company or any other person (other than the Company) which is or has ever been affiliated with the Company, or with whom the Company joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary Return, prior to the Closing. Notwithstanding anything expressed or implied herein to the contrary, Sellers shall not be responsible to indemnify, defend or hold harmless any Purchaser Indemnitee from any liability for Taxes attributable to a Purchaser Tax Act, or any increase in Taxes or loss of Tax benefits in any tax period that begins after the Closing Date, including any portion of a Straddle Period that begins after the Closing Date, resulting from the Purchaser’s direct or indirect ownership of the Company.

(2) Purchaser shall, and shall cause the Company to, indemnify, defend and hold each Seller Indemnitee harmless from and against all liability for Taxes attributable to a Purchaser Tax Act.

(3) Any indemnity payment required to be made pursuant to this Section 7.7 shall be paid within 30 days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five business days prior to the date on which the relevant Taxes are required to be paid to the relevant taxing authority (including estimated Tax payments).

(i) Timing Adjustments. If a final determination (which shall include the execution of a Form 870-AD or successor form) results (1) in a timing difference (e.g., an acceleration of income or delay of deductions) that would increase a Seller’s liability for Taxes in a Pre-Closing Period but would provide a Tax deduction or otherwise decrease Purchaser’s or the Company’s liability for Taxes in the same or a subsequent Tax period or results (2) in a timing difference (e.g., an acceleration of deductions or delay of income) that would increase Purchaser’s liability for Taxes but would reduce the Company’s income or otherwise decrease Sellers’ liability for Taxes in a Pre-Closing Period, then the party (Purchaser or the Sellers’ Committee) which will obtain a future Tax benefit (the “Benefitted Party”) shall promptly pay to the other an amount equal to the foreign, federal, state and/or local Income Tax benefits inuring to the Benefitted Party. For purposes of this section, the amount of any Income Tax benefits shall be computed on a present value basis using a discount rate equal to the mid-term applicable federal rate in effect on the date the final determination occurs and shall assume a Tax rate equal to the maximum combined statutory federal and applicable state and local Income Tax rate applicable to the Benefitted Party in the year in which the final determination occurs.

(j) Tax Contests. Purchaser, the Company and each of their respective Affiliates, on the one hand, and Sellers on the other, shall cooperate in contesting any Tax Claim, which cooperation shall include the retention and (upon request) the provision to the requesting party of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim. Each party shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of Section 8.6 and this Section 7.7(j). All Tax Claims shall be subject to the third party claims procedures set forth in Section 8.6.

7.8 Additional Capital Expenditures. Purchaser shall provide at least $1,000,000 to the Company to acquire additional brewing assets for installation at the Company’s Chicago brewery as soon as practicable following the Closing.

7.9 Further Assurances. The parties shall execute such further documents, and perform such further acts, as may be necessary to transfer and convey all Membership Interests of the Company to Purchaser, on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the transactions contemplated hereby.

ARTICLE VIII

Indemnification

8.1 General. From and after the Closing, the parties shall indemnify each other as provided in this ARTICLE VIII.

8.2 Sellers’ Indemnification Obligations. Subject to the provisions hereof and the limitations set forth herein, the Sellers shall (severally and not jointly, on a pro rata basis in accordance with their respective Ownership Percentages) indemnify, save and keep each Purchaser Indemnitee harmless against and from all Damages sustained or incurred by any Purchaser Indemnitee, as a result of, or arising out of, or by virtue of:

(a) any inaccuracy in or breach of any representation and warranty made by Sellers to Purchaser herein or in any closing document delivered to Purchaser in connection herewith; and

(b) the breach by any Seller of, or failure of any Seller to comply with any of the covenants or obligations under this Agreement to be performed by Sellers, including their obligations under this ARTICLE VIII (but excluding any covenants or obligations of Sellers under ARTICLE IV).

8.3 Limitation on the Sellers’ Indemnification Obligations. The Sellers’ obligations pursuant to the provisions of Sections 7.7 and 8.2 are subject to the following limitations:

(a) The Purchaser Indemnitees shall not be entitled to recover under Section 8.2 until the total amount which the Purchaser Indemnitees would recover under Section 8.2, but for this Section 8.3(a), exceeds the Deductible, and then the Purchaser Indemnitees shall be entitled to recover only for the excess over the Deductible; provided, however, that (1) no Purchaser Indemnitee shall be entitled to make a claim for indemnification, or to aggregate any Damages against the Deductible, for any single claim involving Damages that do not exceed $25,000; (2) for purposes of this paragraph, the amount of any claim shall be determined without regard to any materiality or Material Adverse Effect limitations set forth herein; (3) none of the foregoing limitations shall apply to recovery under Section 8.2 for breaches of one or more of the Fundamental Representations and Warranties or claims made under Section 7.7.

(b) The Purchaser Indemnitees shall not be entitled to recover under Sections 7.7 or 8.2 unless a claim has been asserted by written notice, specifying the details of the alleged misrepresentation or breach of warranty or covenant with reasonable particularity, the sections of this Agreement alleged to have been breached, a good faith estimate of the Damages claimed, and all the relevant facts, delivered to the Sellers on or prior to the applicable Survival Date.

(c) The Purchaser Indemnitees shall not be entitled to recover under Section 8.2 to the extent the aggregate claims of the Purchaser Indemnitees under Section 8.2 exceed the Indemnification Cap; provided, however, claims under Section 8.2 for breaches of one or more of the Fundamental Representations and Warranties shall not be subject to the Indemnification Cap but such claims, together with any other claims recoverable by a Purchaser Indemnitee hereunder, shall not exceed the aggregate Purchase Price received by Sellers pursuant to the transactions contemplated hereunder.

(d) No Seller shall be liable for Damages with respect to the representations and warranties contained in Section 3.4 to the extent that such representations and warranties relate to another Seller, nor shall any Seller have any liability for the failure of another Seller to perform any of the obligations, covenants or agreements to be performed or complied with by such other Seller, it being agreed and understood that all of such representations, warranties, obligations, covenants and agreements are being made individually by each Seller, and not jointly and severally by all Sellers.

(e) The aggregate liability of any Seller for Damages with respect to any indemnification claim of the Purchaser Indemnitees under Sections 7.7 and 8.2 shall not exceed such Seller’s Individual Portion, and the liability of any Seller for Damages with respect to all indemnification claims of the Purchaser Indemnitees hereunder shall not exceed such Seller’s Individual Cap. Notwithstanding the foregoing, a Seller shall, subject to Section 8.3(c), be responsible for 100% of the Damages incurred by the Purchaser Indemnitee in respect of a breach by such Seller of any of its representations and warranties set forth in Section 3.4 or the covenants of such Seller set forth herein, without regard to such Seller’s Individual Portion or Individual Cap; provided that such claims shall not, together with all other claims for indemnification against such Seller hereunder, exceed the portion of the Purchase Price received by such Seller hereunder.

(f) The Purchaser Indemnitees shall not be entitled to recover under Sections 7.7 or 8.2:

(1) with respect to consequential damages of any kind, indirect, special, exemplary or punitive damages;

(2) with respect to the failure to obtain any consent, or to satisfy any conditions imposed incident to the giving of any consent, required in connection with, or as a consequence of, the transactions contemplated by this Agreement (provided that this limitation shall not prohibit Purchaser from recovering against Sellers for any breach of a representation and warranty provided herein);

(3) to the extent the Damages are reimbursed or covered by insurance (including title insurance) held by Purchaser or its Affiliates or the Company or any indemnification agreement or the like to which Purchaser or the Company is a beneficiary (it being understood that Purchaser will seek full recovery under all such insurance policies and indemnification agreements to the same extent as it would if such Damages were not subject to indemnification under this Agreement; upon making any payment to a Purchaser Indemnitee for any indemnification claim under this Agreement, and if Purchaser receives full indemnity, the Sellers shall be subrogated, to the extent of such payment, to any rights which the Purchaser Indemnitees may have against any other parties (whether under insurance policies, indemnification agreements or otherwise) with respect to the subject matter underlying such indemnification claim, and the Purchaser Indemnitees shall cooperate with Sellers in the pursuit of such rights and shall promptly turn over to Sellers any payments (up to the amount of the indemnification payment made by Sellers) received in respect of such rights);

(4) to the extent the claim for indemnification is based upon circumstances which resulted in a reduction of the Purchase Price pursuant to ARTICLE II hereof;

(5) for any Damages to the extent reflected in the Closing Balance Sheet; or

(6) without limiting the generality of anything contained in ARTICLE VIII hereof, with respect to any claim by, or liability to, any employee employed by the Company arising as the result of the termination of such employee’s employment with the Company after the Closing Date, or any action by Purchaser or the Company subsequent to the Closing Date.

(g) The amount of any recovery by the Purchaser Indemnitees pursuant to Sections 7.7 or 8.2 shall be net of any Tax benefit actually recognized by reason of a Tax deduction, increase in tax basis, credit, and/or deductions (“Tax Benefit”) by the Purchaser Indemnitees with respect to the items giving rise to such claim for indemnification. For purposes of this Section 8.3(g), (1) if the Income Tax Benefits occur in any year or years subsequent to the year in which the claim arose, the amount of any Income Tax Benefits shall be computed on a present value basis using a discount rate equal to the mid-term applicable federal rate in effect on the date of the claim for indemnity and (2) the amount of Income Tax Benefits shall assume a Tax rate equal to the maximum combined statutory federal and applicable state and local income Tax rate applicable to Purchaser for the year in which the claim arose and any subsequent year in which tax benefits occur. Such Tax Benefits shall be reduced by the effect of any increase in income and/or loss of Tax deduction or credit actually recognized by the Purchaser Indemnitees on account of the receipt of such indemnity payment, taking into account (x) such detriments on a present value basis using a discount rate equal to the mid-term applicable federal rate in effect on the date of the claim for indemnity and (y) the ability of the Purchaser Indemnitees to reduce actual Tax payable by them in the year the lost deduction or credit.

(h) The Purchaser Indemnitees shall not be entitled to recover under Sections 7.7 or 8.2(a) with respect to a breach of Section 3.3(m) to the extent the Tax matter for which a claim has been asserted is reflected in the Working Capital calculation.

(i) Any indemnity payment made pursuant to this Agreement will be treated as an adjustment to the Purchase Price for Tax purposes.

8.4 Purchaser’s Indemnification Covenants. Purchaser shall indemnify, save and keep each Seller Indemnitee harmless against and from all Damages sustained or incurred by any Seller Indemnitee, as a result of or arising out of or by virtue of:

(a) any inaccuracy in or breach of any representation and warranty made by Purchaser to Sellers herein or in any closing document delivered to Sellers in connection herewith; or

(b) any breach by Purchaser of, or failure by Purchaser to comply with, any of the covenants or obligations under this Agreement to be performed by Purchaser (including without limitation its obligations under this ARTICLE VIII).

8.5 Cooperation. Subject to the provisions of Sections 8.6 and 8.7, the Indemnifying Party shall have the right, at its own expense, to participate in the defense of any Third Party Claim, and if such right is exercised, the parties shall cooperate in the investigation and defense of said Third Party Claim.

8.6 Third Party Claims.

(a) General Provisions. Except as otherwise provided in Section 8.7, the procedures set forth in this Section 8.6 shall apply with respect to Third Party Claims. Following the receipt of notice of a Third Party Claim, the party receiving the notice of the Third Party Claim shall notify the other party of its existence setting forth with reasonable specificity the facts and circumstances of which such party has received notice, and if the party giving such notice is an Indemnified Party, specifying the basis hereunder upon which the Indemnified Party’s claim for indemnification is asserted. The Indemnified Party may, upon reasonable notice, tender the defense of a Third Party Claim to the Indemnifying Party. If

(1) the defense of a Third Party Claim is so tendered and within thirty (30) days thereafter such tender is accepted by the Indemnifying Party, or

(2) within thirty (30) days after the date on which written notice of a Third Party Claim has been given pursuant to this Section 8.6, the Indemnifying Party shall acknowledge its indemnification obligations (including its obligations to pay Damages with respect thereto) as provided in this ARTICLE VIII in writing to the Indemnified Party and accept the defense thereof;

then, except as herein provided, the Indemnified Party shall not, and the Indemnifying Party shall, have the right to contest, defend, litigate or settle such Third Party Claim. The Indemnified Party shall have the right to be represented by counsel at its own expense in any such contest, defense, litigation or settlement conducted by the Indemnifying Party, provided that the Indemnified Party shall be entitled to reimbursement therefor if the Indemnifying Party shall lose its right to contest, defend, litigate and settle the Third Party Claim as herein provided. The Indemnifying Party shall lose its right to contest, defend, litigate and settle the Third Party Claim if it shall fail to diligently contest the Third Party Claim. So long as the Indemnifying Party has not lost its right and/or obligation to contest, defend, litigate and settle as herein provided, the Indemnifying Party shall have the exclusive right to contest, defend and litigate the Third Party Claim, but the Indemnifying Party shall not, except as provided in Section 8.6(b), without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld) settle the Third Party Claim if such settlement includes any non-monetary obligation of the Indemnified Party. All expenses (including without limitation attorneys’ fees) incurred by the Indemnifying Party in connection with the foregoing shall be paid by the Indemnifying Party. No failure by an Indemnifying Party to acknowledge in writing its indemnification obligations under this ARTICLE VIII shall relieve it of such obligations to the extent they exist. If an Indemnified Party is entitled to indemnification against a Third Party Claim, and the Indemnifying Party fails to accept a tender of, or assume, the defense of a Third Party Claim pursuant to this Section 8.6, or if, in accordance with the foregoing, the Indemnifying Party shall lose its right to contest, defend, litigate and settle such a Third Party Claim, the Indemnified Party shall have the right, without prejudice to its right of indemnification hereunder, in its discretion exercised in good faith and upon the advice of counsel, to contest, defend and litigate such Third Party Claim, but, except as provided in Section 8.6(b), the Indemnified Party shall not settle the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld). If, pursuant to this Section 8.6, the Indemnified Party so contests, defends, litigates or settles a Third Party Claim for which it is entitled to indemnification hereunder, the Indemnified Party shall be reimbursed by the Indemnifying Party for the reasonable attorneys’ fees and other expenses of contesting, defending, litigating and/or settling the Third Party Claim which are incurred from time to time, forthwith following the presentation to the Indemnifying Party of itemized bills for said attorneys’ fees and other expenses.

(b) Additional Provisions For Tax Claims.

(1) Notwithstanding anything herein to the contrary, so long as the Sellers have not lost their right and/or obligation to contest, defend, litigate and settle a Tax Claim as provided in paragraph (a) above, the Sellers shall not have the obligation to obtain the consent of the Purchaser (and the Purchaser shall not have any consent rights) to the settlement of the Tax Claim; provided, however, the Sellers shall have the obligation to obtain the consent of the Purchaser to any such settlement if and to the extent that the resolution of the Tax Claim materially affects the Purchaser’s Tax liabilities or indemnification obligations hereunder for any taxable period that begins after the Closing Date (but only with respect to the items that impact the Purchaser).

(2) Notwithstanding anything herein to the contrary, the Sellers’ Committee and Purchaser shall jointly control and participate in all proceedings taken in connection with any Tax Claim relating to Taxes of the Company for any Straddle Period. Neither the Sellers nor Purchaser shall settle any such Tax Claim without the prior written consent of the other, which consent will not be unreasonably withheld, delayed or conditioned.

(3) If a Tax Claim with respect to Taxes for any taxable period beginning after the Closing Date could increase the Sellers’ liability for Taxes in a Pre-Closing Period, the Sellers’ Committee shall have the same right to participate in the conduct of such proceedings as an Indemnified Party would have in the proceedings described in Section 8.6(a). Before taking any action with respect to the conduct of such Tax Claim (including, but not limited to, the submission of any protest, petitions or responses to information document requests), the Purchaser shall first consult with the Sellers’ Committee in good faith about such action. The Purchaser shall not settle any such Tax Claim without the prior written consent of the Sellers’ Committee, which consent shall not be unreasonably withheld, delayed or conditioned.

8.7 Environmental Indemnities. With respect to any Environmental Indemnification Claim:

(a) Purchaser shall, with respect to each potential or actual Environmental Indemnification Claim, give written notice to the Sellers’ Committee (setting forth in reasonable detail the basis for such an Environmental Indemnification Claim) promptly following Purchaser’s knowledge of the occurrence of any event or the existence of any condition or alleged state of facts in respect thereof;

(b) Purchaser shall promptly deliver to the Sellers’ Committee copies of all material final reports, studies, investigations, surveys, test data, assessments, cost estimates and all other material information and documentation available to it relating to or supporting such potential or actual Environmental Indemnification Claim;

(c) Purchaser shall permit representatives of the Sellers’ Committee (including advisors and consultants) to visit, from time to time, and inspect, from time to time, any of the properties and operations, if any, to which a potential or actual Environmental Indemnification Claim relates, and to enter on such properties for the purpose of conducting such tests, inspections, or other investigations, all as the Sellers’ Committee may reasonably desire with respect to such potential or actual Environmental Indemnification Claim, all during normal business hours and at Sellers’ expense;

(d) Purchaser shall provide advance written notice to the Sellers’ Committee prior to undertaking, arranging to undertake or permitting any environmental test, inspection or investigation of any Owned Real Estate or Leased Real Estate or retaining any consultant relating to a potential or actual Environmental Indemnification Claim;

(e) Purchaser shall not give notice to any governmental authority of any event or of the existence of any condition or alleged state of facts that may give rise to a potential or actual Environmental Indemnification Claim without the prior notification to the Sellers’ Committee; if Purchaser (or any representative or advisor thereof) shall have any discussion or other communication with, to, or from any governmental authority relating to such potential or actual Environmental Indemnification Claim, Purchaser shall provide reasonable prior written notice to the Sellers’ Committee;

(f) Purchaser shall cause to be furnished to the Sellers’ Committee drafts of any and all proposed remediation or corrective action plans with respect to any potential or actual Environmental Indemnification Claims not less than twenty (20) Business Days prior to the date on which such plans are submitted to any applicable governmental authorities or otherwise implemented, and Purchaser shall use reasonable commercial efforts to adopt any changes or modifications to such plans as may be proposed by the Sellers’ Committee or its representatives which will not adversely affect the use of the Owned Real Estate or the operation of the Business in a manner consistent with its current operations;

(g) Purchaser shall use its commercially reasonable efforts to manage the Owned Real Estate in accordance with its standard practices, and not with intention of seeking indemnification claims or maximizing indemnification rights hereunder; and

(h) Purchaser agrees to use its best efforts to minimize remediation costs with respect to Environmental Indemnity Claims, and, in deciding among various alternative courses of remedial action, due consideration shall be given to minimization of costs. In no event shall Purchaser be entitled to indemnity for any remediation that exceeds applicable clean-up levels established by or under Environmental Laws as in effect as of the Closing Date that are consistent with the current use of the Owned Real Estate. Purchaser shall allow the following institutional controls to be placed on the Owned Real Estate: commercial and industrial use deed restrictions, deed restrictions prohibiting the use of groundwater and engineered barriers; unless such controls or barriers are reasonably expected to materially and adversely interfere with the continued use of the Owned Real Estate in substantially the same manner as it is used on the Closing Date.

8.8 Use of Escrow Amount. Any Damages to be paid by Sellers to or on behalf of a Purchaser Indemnitee in accordance with this ARTICLE VIII shall first be paid from the Escrow Amount, pursuant to the Escrow Agreement. Any such Damages over and above the Escrow Amount shall be paid by the Sellers, pro rata based on their respective Individual Portions. On the six (6) month anniversary of the Closing Date, one-third of the Escrow Amount (less any amounts paid to any Purchaser Indemnitee and less the amounts required to satisfy any claims then pending) shall be distributed to the Sellers’ Committee, on the twelve (12) month anniversary of the Closing Date, one-third of the Escrow Amount (less any amounts paid to any Purchaser Indemnitee and less the amounts required to satisfy any claims then pending) shall be distributed to the Sellers’ Committee, and on the eighteen month (18) anniversary of the Closing Date, any funds remaining in the Escrow Account shall be distributed to the Sellers’ Committee (less the amounts required to satisfy any claims then pending), in each case, subject to any applicable restrictions in the Escrow Agreement. Unless otherwise determined by Purchaser, the Escrow Amount shall not be applied to the payment of any amounts due to Seller in respect of the Working Capital Adjustment.

8.9 Indemnification Exclusive Remedy. Except as provided in Sections 9.4(c) and 9.5 and except in the case of actual fraud, indemnification pursuant to the provisions of Section 7.7(h) and this ARTICLE VIII shall be the sole and exclusive remedy of the parties with respect to any matters arising under or relating to this Agreement, any closing document executed and delivered pursuant to the provisions hereof and the transactions contemplated hereby. Without limiting the generality of the preceding sentence, (1) no legal action sounding in contribution, tort or strict liability may be maintained by any party hereto (or a Purchaser Indemnitee or Seller Indemnitee not a party hereto) against any other party hereto with respect to any matter that is the subject of Section 7.7(h) or this ARTICLE VIII, (2) Purchaser, for itself and the other Purchaser Indemnitees, hereby waives any and all statutory rights of contribution or indemnification that any of them might otherwise be entitled to under any federal, state or local Law, including legal action pursuant to CERCLA or any analogous state or local Law, regulation or ordinance or any similar rules of Law embodied in the common law and (3) the only action which may be asserted by any Purchaser Indemnitee under this Agreement, including, without limitation, with respect to any Environmental Claim, shall be a contract action to enforce, or to recover Damages pursuant to, Section 7.7(h) or this ARTICLE VIII.

ARTICLE IX

Termination

9.1 General. The parties shall have the rights and remedies with respect to the termination and/or enforcement of this Agreement which are set forth in this ARTICLE IX.

9.2 Right to Terminate. Anything to the contrary herein notwithstanding, this Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Purchaser and the Sellers’ Committee;

(b) by GHI or Purchaser upon consummation of a transaction involving the direct or indirect sale by GHI of its Membership Interests to CBA pursuant to an exercise by CBA to purchase such Membership Interests under Section 7.4.1 of the FSB Operating Agreement (or otherwise);

(c) by GHI or Purchaser if the conditions set forth in Sections 5.1(c), 5.2(c) or 5.2(f) shall not have been satisfied on or before the Termination Date; or

(d) by prompt notice given in accordance with Section 11.3, by Purchaser or the Sellers’ Committee if the Closing shall not have occurred at or before 11:59 p.m. (Chicago time) on June 15, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.2(d) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or prior to the aforesaid date; provided, that any termination based on a failure to satisfy any of the conditions set forth in Sections 5.1(c), 5.2(c) or 5.2(f) may only be effected under Section 9.2(c) above.

9.3 Certain Effects of Termination. In the event of the termination of this Agreement as provided in Section 9.2: (a) each party, if so requested by the other party or parties, will promptly return or destroy (at the option of the disclosing party) every document furnished to it by the other party (or the Company, division, associate or Affiliate of such other party) in connection with the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available and, in the case of Purchaser, documents received in its capacity as a shareholder of CBA or by its representatives in their capacity as directors of CBA) which may have been made, and will use reasonable efforts to cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return such documents and any copies thereof any of them may have made; and (b) the receiving party shall certify in writing to the disclosing party such return or destruction, as the case may be, within fifteen (15) days of the disclosing party’s request; and (c) the Confidentiality Agreement shall remain in effect. This Section 9.3 shall survive any termination of this Agreement.

9.4 Remedies. Notwithstanding any termination right granted in Section 9.2, in the event of the non-fulfillment of any condition to a party’s closing obligations, in the alternative, such party may elect to do one of the following:

(a) proceed to close despite the non-fulfillment of any closing condition, it being understood that consummation of the Closing shall be deemed a waiver of a breach of any representation or warranty and of such party’s rights and remedies with respect thereto to the extent that Sellers shall have provided written notice of such breach to Purchaser (specifying the details of the breach with reasonable particularity) and the Closing shall nonetheless occur;

(b) decline to close, terminate this Agreement as provided in Section 9.2, and thereafter seek damages to the extent permitted in Section 9.5; or

(c) seek specific performance by the other party hereto of such other party’s obligations hereunder which it has failed to perform so that Closing may proceed (it being acknowledged and agreed that the non-breaching party would be damaged irreparably, the remedies available at law to the non-breaching party would be inadequate, and the performance of such other party’s obligations under this Agreement may be specifically enforced).

9.5 Right to Damages.

(a) If this Agreement is terminated pursuant to Section 9.2, neither party hereto shall have any claim for monetary damages against the other, except (1) if the circumstances giving rise to such termination were caused by the other party’s willful failure to comply with a material covenant set forth herein, in which event termination pursuant to Section 9.2 shall not be deemed or construed as limiting or denying any legal or equitable right or remedy of such party, and such party shall also be entitled to recover its costs and expenses which are incurred in pursuing its rights and remedies (including reasonable attorneys’ fees) and (2) as provided in Section 9.5(b) below.

(b) If (1) this Agreement is terminated by GHI or Purchaser pursuant to Section 9.2(c) and (2) GHI shall not have transferred its Membership Interests (directly or indirectly) to CBA or its Affiliates and shall not have otherwise agreed in writing to enter into such a transaction, then Purchaser shall pay to GHI a termination fee of One Million Five Hundred Thousand Dollars ($1,500,000), which shall be paid (by wire transfer of immediately available funds to an account designated by GHI) within ten (10) days following such termination (the date on which such payment is due, the “Payment Date”); provided that if GHI shall enter into any transaction described above in this Section 9.5(b) or agree in writing to enter into any such transaction within 180 days after the Payment Date, then, so long as such payment was paid to GHI in full in accordance with terms hereof, GHI shall return the full amount of such payment to Purchaser (by wire transfer of immediately available funds to an account designated by Purchaser) within ten (10) days following the date of the consummation of such transaction with CBA or its Affiliates. GHI and Purchaser acknowledge and agree that the agreement to pay the amounts described in this Section 9.5(b) is an integral part of the transactions contemplated by this Agreement, and that without such agreement, GHI would not have entered into this Agreement.

ARTICLE X

Sellers’ Committee

10.1 Appointment of Sellers’ Committee. Each Seller party hereto shall have the right to designate one (1) individual to serve on the Sellers’ Committee. Each Seller hereby irrevocably constitutes and appoints the individuals identified on Schedule 10.1 hereto as the Sellers’ Committee. This power is irrevocable and coupled with an interest, and shall not be affected by the death, incapacity, illness, dissolution or other inability to act of any of the Sellers.

10.2 Authority. Each of the Sellers hereby irrevocably grants the Sellers’ Committee full power and authority:

(a) to execute and deliver, on behalf of such Seller, and to accept delivery of, on behalf of such Seller, such documents as may be deemed by the Sellers’ Committee, in their sole discretion, to be appropriate to consummate this Agreement;

(b) to deliver on behalf of such Seller, certificates representing the Membership Interests to be sold by such Seller at the Closing;

(c) to acknowledge receipt at the Closing of the Purchase Price for each Membership Interest sold by such Seller at the Closing, as payment in full for such Membership Interests, to designate the manner of payment of such Purchase Price, and to certify, on behalf of such Seller, as to the accuracy of the representations and warranties of such Seller under, or pursuant to the terms of, this Agreement;

(d) to (1) dispute or refrain from disputing, on behalf of such Seller, any claim made by Purchaser under this Agreement; (2) negotiate and compromise, on behalf of such Seller, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, this Agreement; and (3) execute, on behalf of such Seller, any settlement agreement, release or other document with respect to such dispute or remedy;

(e) to waive, on behalf of such Seller, any closing condition contained in ARTICLE V of this Agreement and to give or agree to, on behalf of such Seller, any and all consents, waivers, amendments or modifications, deemed by the Sellers’ Committee, in their sole discretion, to be necessary or appropriate, under this Agreement, and, in each case, to execute and deliver any documents that may be necessary or appropriate in connection therewith;

(f) to enforce, on behalf of such Seller, any claim against Purchaser arising under this Agreement;

(g) to engage attorneys, accountants and agents at the expense of Sellers;

(h) to retain a portion of the Purchase Price as a fund for the payment of expenses payable by Sellers pursuant to the provisions hereof, adjustments to the Purchase Price, and potential claims for indemnification by Purchaser, and to invest such retained portion for the benefit of Sellers;

(i) to amend this Agreement (other than this ARTICLE X) or any of the instruments to be delivered to Purchaser by such Seller pursuant to this Agreement; and

(j) to give such instructions and to take such action or refrain from taking such action, on behalf of such Seller, as the Sellers’ Committee deems, in their sole discretion, necessary or appropriate to carry out the provisions of this Agreement and any agreements or other documents contemplated herein, the authority for which may be relied upon by Purchaser without further inquiry.

Notwithstanding anything expressed or implied herein to the contrary, the Sellers’ Committee is not authorized or permitted to act on behalf of a Seller hereunder with respect to any matter pursuant to which this Agreement grants rights to a particular Seller by name or if the context indicates that one particular Seller or each Seller individually has the right or obligation to take such action.

10.3 Reliance. Each Seller hereby agrees that:

(a) in all matters in which action by the Sellers’ Committee is required or permitted, the Sellers’ Committee (by joint consent of the members of the Sellers’ Committee, or in the event of a dispute or disagreement between the members of the Sellers’ Committee, then by the consent of the member(s) of the Sellers’ Committee designated by the Seller(s) holding a majority of the Ownership Percentages held by all Sellers) is authorized to act on behalf of such Seller, and Purchaser shall be entitled to rely on any and all action taken by the Sellers’ Committee under this Agreement without any liability to, or obligation to inquire of, any of the Sellers, notwithstanding any knowledge on the part of Purchaser of any such dispute or disagreement;

(b) any notice to the Sellers’ Committee must be given to both members of the Sellers’ Committee in the manner provided in Section 11.3, and such notice shall be deemed to be notice to all the Sellers for the purposes of this Agreement;

(c) the power and authority of the Sellers’ Committee, as described in this Agreement, shall continue in force until all rights and obligations of the Sellers under this Agreement shall have terminated, expired or been fully performed;

(d) each Seller shall have the right, exercisable from time to time upon written notice delivered to the Sellers’ Committee and Purchaser: (1) to remove the member the Sellers’ Committee designated by such Seller, with or without cause; and (2) to appoint an individual to fill a vacancy caused by the death, resignation or removal of the member of the Sellers’ Committee designated by such Seller.

10.4 Actions by the Sellers. Each Seller agrees that, notwithstanding the foregoing, at the request of Purchaser, such Seller shall take all actions necessary or appropriate to consummate the transactions contemplated hereby individually on such Seller’s own behalf, and delivery of any other documents required of the Sellers pursuant to the terms hereof.

10.5 Indemnification of Purchaser and Its Affiliates. The Sellers, jointly and severally, shall indemnify the Purchaser Indemnitees against, and agree to hold the Purchaser Indemnitees harmless from, any and all Damages incurred or suffered by any Purchaser Indemnitee arising out of, with respect to or incident to the operation of, or any breach of any covenant or agreement pursuant to, this ARTICLE X or the designation, appointment and actions of the Sellers’ Committee pursuant to the provisions hereof, including without limitation, with respect to (a) actions taken by the Sellers’ Committee or any member thereof; and (b) reliance by any Purchaser Indemnitee on, and actions taken by any Purchaser Indemnitee in response to or in reliance on, the instructions of, notice given by or any other action taken by the Sellers’ Committee.

10.6 Indemnification of Sellers’ Committee. Each Seller shall severally indemnify each member of the Sellers’ Committee against any Damages (except such Damages as result from such member’s gross negligence or willful misconduct) that such member may suffer or incur in connection with any action or omission of such member as a member of the Sellers’ Committee. Each Seller shall bear its pro-rata portion of such Damages. No member of the Sellers’ Committee shall be liable to any Seller with respect to any action or omission taken or omitted to be taken by the Sellers’ Committee pursuant to this ARTICLE X, except for such member’s gross negligence or willful misconduct.

ARTICLE XI

Miscellaneous

11.1 Broker’s Fees. Neither Purchaser nor the Company shall be responsible for payment of broker’s commissions, finder’s fees, investment banker’s fees or similar payments due to brokers or investment bankers retained by or on behalf of the Company or any Seller with respect to the transactions contemplated herein.

11.2 Publicity. Except as otherwise required by Law (including, without limitation, disclosures which the Purchaser determines, in good faith, are required or advisable under Regulation 13D of the Securities Exchange Act of 1934) or applicable stock exchange rules, press releases and other publicity concerning this transaction shall be made only with the prior agreement of the Sellers’

Committee and Purchaser (and in any event, the parties shall use all reasonable efforts to consult and agree with each other with respect to the content of any such required press release or other publicity). Except as otherwise required by Law or applicable stock exchange rules, no such press releases or other publicity shall state the Purchase Price.

11.3 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (a) on the day of service if served personally on the party to whom notice is to be given; (b) on the day of transmission if sent via email during regular business hours on a Business Day, and if not, then on the following Business Day; or (c) on the day of delivery (if a Business Day, and if not a Business Day, on the next Business Day) if sent by Federal Express or similar overnight courier or United States mail. All notices shall be addressed as follows (or as set forth on a party’s signature page or joinder to this Agreement):

If to GHI or the Sellers’ Committee:

Goose Holdings, Inc.

1800 W. Fulton St.

Chicago, Illinois 60612

Attention: John R. Hall

Email: johnrhall@gooseisland.com

with a copy to:

Greenberg Traurig, LLP

77 W. Wacker Drive, Suite 3100

Chicago, Illinois 60601

Attention: Chad D. Striker

Email: strikerc@gtlaw.com

If to Purchaser:

Anheuser-Busch, Incorporated

One Busch Place

St. Louis, Missouri 63118

Attention: Michael Taylor, VP M&A

Email: michael.r.taylor@anheuser-busch.com

with copies to:

Anheuser-Busch, Incorporated

One Busch Place

St. Louis, Missouri 63118

Attention: Gary Rutledge, General Counsel

Email: gary.rutledge@anheuser-busch.com

and

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Attention: Denis P. McCusker

Email: dpmccusker@bryancave.com

Any party may change its address for the purpose of this Section 11.3 by giving the other party written notice of its new address in the manner set forth above.

11.4 Expenses. Except as otherwise expressly set forth herein or in other written agreements between any of the parties hereto, each party hereto shall bear all fees and expenses incurred by such party in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including financial advisors’, attorneys’, accountants’ and other professional fees and expenses; provided, that the Company shall not be responsible for payment of any such obligations of either Seller.

11.5 Entire Agreement. This Agreement, the instruments to be delivered by the parties pursuant to the provisions hereof, and the Confidentiality Agreement constitute the entire agreement between the parties and shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. Upon execution of this Agreement, each Seller hereby irrevocably approves and consents to the terms and conditions of this Agreement and the transactions contemplated hereby, and waives and releases all rights of first refusal and other rights to acquire or restrict the transfer of, and all Liens and rights to impose Liens on, the Membership Interests, capital stock or other securities held or issued by another Seller, and all rights to object to, restrict, prohibit or delay in any manner whatsoever any of the transactions contemplated by this Agreement and/or any of the terms and conditions hereof. Each Exhibit, schedule and the Disclosure Schedule, shall be considered incorporated into this Agreement.

11.6 Non-Waiver. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. Except as provided in Section 9.4(a), no waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

11.7 Counterparts. This Agreement may be executed in multiple counterparts and joinders, each of which shall be deemed an original and all of which together shall constitute one instrument. This Agreement may be executed through the exchange of facsimile or pdf e-mail signature pages, which shall have the same legal effect as original signatures.

11.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, and, for purposes of such jurisdiction, such provision or portion thereof shall be struck from the remainder of this Agreement, which shall remain in full force and effect. This Agreement shall be reformed, construed and enforced in such jurisdiction so as to best give effect to the intent of the parties under this Agreement.

11.9 Applicable Law. This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal Laws of the State of Illinois applicable to contracts made in that state, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Illinois.

11.10 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their successors and permitted assigns. Nothing in this Agreement, express or implied, shall confer on any Person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including third party beneficiary rights, except that the Indemnified Employees shall be third party beneficiaries of Section 7.5 and the Sellers’ Committee shall be a third party beneficiary of this Agreement.

11.11 Assignability. This Agreement shall not be assignable by any Seller without the prior written consent of Purchaser, or by Purchaser without the prior written consent of the Sellers’ Committee.

11.12 Rule of Construction. The parties acknowledge and agree that each has negotiated and reviewed the terms of this Agreement, assisted by such legal and tax counsel as they desired, and has contributed to its revisions. The parties further agree that the rule of construction that any ambiguities are resolved against the drafting party will be subordinated to the principle that the terms and provisions of this Agreement will be construed fairly as to all parties and not in favor of or against any party. The terms “including”, “includes”, “include” and words of like import shall be construed broadly as if followed by the words “without limitation” or “but not limited to.” The terms “herein”, “hereunder”, “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found. The term “pending” shall mean pending (but shall not be construed as referring to any action, suit or proceeding against the Company that has been filed but not yet served on the Company), and “threatened” means threatened (and shall be construed as referring, without limitation, to any action, suit or proceeding against the Company that has been filed but not yet served on the Company).

11.13 Governmental Reporting. Anything to the contrary in this Agreement notwithstanding, nothing in this Agreement shall be construed to mean that a party hereto or other Person must make or file, or cooperate in the making or filing of, any return or report to any governmental authority in any manner that such Person or such party reasonably believes or reasonably is advised is not in accordance with Law.

11.14 WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES HERETO WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LAWSUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH PARTY’S RIGHTS UNDER THIS AGREEMENT.

11.15 Consent to Jurisdiction; Agent for Service of Process. This Agreement has been executed and delivered in and shall be deemed to have been made in Illinois. The parties each agree to the exclusive jurisdiction of any state or Federal court within the city of Chicago, Illinois, with respect to all actions, suits and proceedings to enforce the arbitration requirements of, and any arbitration decision issued pursuant to Section 11.16, and any claim or cause of action arising under or relating to this Agreement not subject to the arbitration provisions of Section 11.16, and waives personal service of any and all process upon it, and consents that all services of process be made by registered or certified mail, return receipt requested, directed to it at its address as set forth in Section 11.3, and service so made shall be deemed to be completed when received. The parties each waive any objection based on forum non conveniens and waive any objection to venue of any action instituted hereunder. Nothing in this paragraph shall affect the right of the parties to serve legal process in any other manner permitted by Law. Each of the Sellers hereby irrevocably appoints the members of the Sellers’ Committee as the agent for such Sellers to receive service of legal process in respect of any action, suit or proceeding referred to herein, and agrees that service of process on such members shall be deemed adequate service of legal process on such Seller.

11.16 Dispute Resolution. Except for the resolution of disputes under ARTICLE II, the following shall constitute the exclusive procedures and remedies for all disputes arising out of or relating to this Agreement.

(a) The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiation between executives who have authority to settle the controversy. Purchaser or the Sellers’ Committee may give the other written notice of any dispute not resolved in the normal course of business. Within thirty (30) days after delivery of such notice, the receiving party shall submit to the other a written response. The notice and the response shall include (1) a statement of each party’s position, (2) a summary of arguments supporting that position, and (3) the name, title, and contact information of the executive who will represent that party. Within thirty (30) days after delivery of the disputing party’s notice, the executives of both parties shall meet at a mutually agreeable time and place in Chicago, Illinois, and thereafter in Chicago, Illinois as often as they reasonably deem necessary to attempt to resolve the dispute. All reasonable requests for information made by one party to the other shall be honored. All negotiations pursuant to this Section 11.16 are confidential and shall be treated as compromise and settlement negotiations for purposes of the applicable rules of evidence. If the dispute cannot be settled through negotiation within thirty (30) days of the initial meeting of the executives provided for above, dispute shall be submitted to binding arbitration pursuant to this Section 11.16, unless otherwise agreed upon between the parties.

(b) Any dispute arising out of or relating to this Agreement that has not been resolved pursuant to Section 11.16(a) shall be resolved by binding arbitration in Chicago, Illinois before a single arbitrator based in Chicago, Illinois. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules & Procedures. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1-16. The arbitrator shall be mutually agreed between the parties or if the parties do not agree, selected pursuant to the JAMS Comprehensive Arbitration Rules & Procedures. The arbitrator is not empowered to award damages in excess of compensatory damages and attorney’s fees (and specifically shall not award consequential, indirect, special, exemplary or punitive damages), and shall be empowered to award specific performance, injunctions or other equitable remedies. Notwithstanding the foregoing, the arbitrator is empowered to award the termination fee described in Section 9.5(b). The arbitrator shall have no authority to relieve the parties of their agreement hereunder to arbitrate or otherwise to amend or disregard any provision of this Agreement, including the provisions in this Section 11.16. The award of the arbitrator shall be the sole and exclusive remedy of the parties and shall be enforceable in any court of competent jurisdiction.

(c) Unless the parties otherwise agree or the arbitrator determines it would be impracticable, a hearing before the arbitrator so appointed shall be held within ninety (90) days after the appointment of the arbitrator. The arbitrator shall render an award no later than thirty (30) days after the close of the hearing. Disputes about arbitration procedure shall be resolved by the arbitrator. Discovery shall be limited to the mutual exchange of information by the parties unless otherwise ordered by the arbitrator. The claimant shall submit to JAMS and serve on the other party a notice of its claim and remedies sought within fourteen (14) days after the appointment of the arbitrator. Within fourteen (14) days of service of the notice of claim, the respondent must submit to JAMS and serve on the claimant its response, any affirmative defenses, or counterclaims it may have. Within ten (10) days of service of a counterclaim, the claimant must submit to JAMS and serve on the respondent its response to such counterclaim and any affirmative defenses. The parties shall complete an initial exchange of all documents, including copies of documents in their possession or control on which they may rely in support of their positions (and all other documents relevant to the matter) and individuals they may call as witnesses at the hearing within twenty-one (21) days after all pleadings have been received. Depositions shall be limited to three (3) per party and not be longer than five (5) hours unless otherwise ordered by the arbitrator or stipulated by the parties. The arbitrator shall be authorized to grant interim relief, including to prevent the destruction of goods or documents involved in the dispute.

(d) The statute of limitations of the State of Illinois applicable to the commencement of actions shall apply to the commencement of an arbitration hereunder, except that no defenses shall be available based upon the passage of time during any negotiation called for by Section 11.16(a).

11.17 Amendments. This Agreement shall not be modified or amended except pursuant to an instrument in writing executed and delivered on behalf of each of the parties hereto.

11.18 Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first above written.

PURCHASER:

ANHEUSER-BUSCH, INCORPORATED

By:	/s/ DAVID T. WEST
Name:	DAVID T. WEST
Title:	SENIOR DIRECTOR, GLOBAL M&A

GHI:

GOOSE HOLDINGS, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first above written.

PURCHASER:

ANHEUSER-BUSCH, INCORPORATED

By:
Name:
Title:

GHI:

GOOSE HOLDINGS, INC.

By:	/s/ JOHN HALL
Name:	JOHN HALL
Title:	PRESIDENT